MICHELIN

September 9, 2002

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), attached please find the following:

1. An English translation of Consolidated Mid-Year Results, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on August 2, 2002.

2. Consolidated Earnings - 1st Half 2002.

3. Press Release entitled *"First Half 2002 Earnings"*, dated July 30, 2002.

4. Letter to Stockholders dated July 2002.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

dlw 9/19

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

TRANSLATION OF THE FRENCH TEXT OF RESULTS

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 272,016,032 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

Consolidated Mid-Year Results

I. Consolidated balance sheets at June 30, 2002 and December 31, 2001
(in thousands of Euros)

	06/30/2002	12/31/2001
Issued, uncalled capital	0	0
FIXED ASSETS		
Goodwill	290,163	319,408
Intangible fixed assets	112,325	114,739
Tangible fixed assets	5,928,066	6,409,851
Financial investments	422,920	415,561
Investments in affiliates at equity	63,995	77,576
	6,817,469	7,337,135
CURRENT ASSETS		
Inventories	3,055,355	3,302,052
Trade receivables	3,293,247	3,389,533
Other receivables, prepaid expenses and accrued income	2,419,114	2,414,141
Cash equivalents	253,791	176,389
Cash	1,432,307	762,625
	10,453,814	10,044,740
TOTAL ASSETS	17,271,283	17,381,875

	30/06/2002	31/12/2001
SHAREHOLDERS' EQUITY		
Capital stock (1)	272,016	269,432
Paid in capital in excess of par (1)	1,648,671	1,609,476
Retained earnings (2)	2,021,251	2,117,475
	3,941,938	3,996,383
MINORITY INTERESTS	303,428	329,540
SHAREHOLDERS' EQUITY AND MINORITY INTERESTS	4,245,366	4,325,923
PROVISIONS FOR CONTINGENCIES AND CHARGES	3,705,545	3,958,649
LIABILITIES		
Subordinated debt	0	1,026,598
Long and short term debt	6,010,253	4,793,869
Trade payables	1,302,960	1,451,246
Other payables, deferred income & accrued expenses	2,007,159	1,825,590
	9,320,372	9,097,303
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,271,283	17,381,875
(1) parent company		
(2) including net income for the year	229,445	295,967

II. Consolidated statements of income
(in thousands of Euros)

	01/01/2002 to 06/30/2002	01/01/2001 to 06/30/2001	01/01/2001 to 12/31/2001
OPERATING REVENUE			
Net sales	7,820,965	7,710,019	15,774,608
Reversal of allowances	11,592	10,265	21,216
Other operating revenues	193,054	199,445	491,670
	8,025,611	7,919,729	16,287,494
OPERATING EXPENSES			
Purchases used in production	2,598,841	2,589,825	5,585,622
Payroll costs	2,690,602	2,680,304	5,241,525
Other operating expenses	1,575,746	1,573,717	3,232,384
Taxes other than on income	116,776	114,677	232,054
Depreciation and amortization	456,533	461,065	937,961
Charges to allowances and provisions	17,529	9,263	17,777
	(7,456,027)	(7,428,851)	(15,247,323)
OPERATING INCOME	569,584	490,878	1,040,171
INTEREST EXPENSE	(123,026)	(163,177)	(320,779)
INCOME FROM ORDINARY ACTIVITIES OF THE FULLY CONSOLIDATED COMPANIES	446,558	327,701	719,392
NON-RECURRING EXPENSE	(10,529)	281,649	(28,906)
INCOME TAXES	(161,130)	(217,126)	(329,712)
NET INCOME OF THE FULLY CONSOLIDATED COMPANIES	274,899	392,224	360,774
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(5,492)	(4,810)	(12,834)
AMORTIZATION OF GOODWILL	(15,276)	(17,907)	(33,996)
NET INCOME BEFORE MINORITY INTERESTS	254,131	369,507	313,944
of which:			
Net income	229,445	355,787	295,967
minority interests	24,686	13,720	17,977
Basic earnings per share	1.70	2.64	2.20
Diluted earnings per share	1.70	2.64	2.20

III. Consolidated statements of Cash Flows

(in thousands of Euros)	06/30/2002	2001
OPERATING ACTIVITIES		
Net income of the consolidated companies	254,131	313,944
Elimination of income and expenses not material to cash flow:		
Depreciation	483,889	976,877
Provisions and deferred taxes	(89,243)	326,398
Capital gains (losses) on disposal of assets	(10,463)	(290,702)
Other	(1,983)	(3,911)
Operating cash flow	636,331	1,322,606
Change in inventory and work in progress	59,261	281,063
Change in receivables	(89,051)	(3,795)
Change in trade payables	(45,204)	(218,294)
Other changes	159,406	(119,060)
Change in working capital requirements	84,412	(60,086)
Net cash flow generated by operating activities	720,743	1,262,520
INVESTING ACTIVITIES		
Additions of tangible and intangible fixed assets	(371,469)	(1,316,714)
Additions in financial fixed assets	(115,546)	(240,270)
Total	(487,015)	(1,556,984)
Disposal of tangible and intangible assets	22,040	60,734
Disposal and reduction in financial fixed assets	102,636	424,499
Total	124,676	485,233
Net capital investment in the period	(362,339)	(1,071,751)
Effect of changes in scope of consolidation	297	(4,268)
Change in working capital requirements and sundries	(58,654)	121,931
Net cash used in investing activities	(420,696)	(954,088)
FINANCING ACTIVITIES		
Employee shareholding plan	27,032	0
Dividends paid to parent company shareholders	(113,435)	(104,662)
Other distributions	(47,809)	(78,087)
Total	(134,212)	(182,749)
Change in financial debt and borrowings	612,079	(162,619)
Change in working capital requirements	(15,717)	39,743
Net cash coming from financing activities	462,150	(305,625)
Effect of exchange rate variations	(15,113)	5,730
Change in cash and cash equivalents	747,084	8,537
Cash and cash equivalents at beginning of period	939,014	930,477
Cash and cash equivalents at end of period	1,686,098	939,014
Cash	1,432,307	762,625
Cash equivalents	253,791	176,389

IV. Changes in Shareholders' Equity and Minority Interests
(in thousands of Euros)

	Capital Stock	Paid in excess of par	Retained Earnings	Consolidation translation adjustments	Net income	Shareholders' equity	Minority interests	Total
Situation at December 31, 2000	269,432	1,609,476	2,159,857	(594,200)	399,045	3,843,610	310,919	4,154,529
Dividends paid	--	--	--	--	(157,674)	(157,674)	(25,075)	(182,749)
Appropriation of non distributed results	--	--	251,581	(10,210)	(241,371)	--	--	--
Result for the year 2001	--	--	--	--	295,967	295,967	17,977	313,944
Translation adjustments	--	--	4,389	10,091	--	14,480	25,719	40,199
Situation at December 31, 2001	269,432	1,609,476	2,415,827	(594,319)	295,967	3,996,383	329,540	4,325,923
Employee shareholding plan	2,584	39,195	(14,747)			27,032		27,032
Dividends paid	--	--	--	--	(138,708)	(138,708)	(22,536)	(161,244)
Appropriation of non distributed results	--	--	157,434	(175)	(157,259)	--	--	--
Result for the first half 2002	--	--	--	--	229,445	229,445	24,686	254,131
Translation adjustments	--	--	6,227	(178,441)	--	(172,214)	(28,262)	(200,476)
Situation at June 30, 2002	272,016	1,648,671	2,564,741	(772,935)	229,445	3,941,938	303,428	4,245,366

V. APPENDIX TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS TO JUNE 30, 2002

Principles of Consolidation.

The consolidated accounts have been prepared in accordance with current French regulations. The methods of consolidation and accounting policies for the six months to June 30, 2002 are in compliance with regulation 99-02 of the "Comité de la règlementation comptable".

Accounting principles and valuation of assets.

The consolidated accounts for the six months to June 30, 2002 have been prepared and presented in compliance with the accounting rules and with regard to the principles of prudence, separation of accounting years and continuity of trading. As required, expenses of an annual nature have been allocated on a monthly basis, with the use of estimates where this proved to be necessary.

Changes in the scope of consolidation.

There were no significant changes in the scope of consolidation compared to December 31, 2001.

Movement of treasury shares.

The number of treasury shares held by the Compagnie Générale des Etablissements Michelin has decreased by 2,877,255 during the first six months of 2002.

Employee Shareholding Plan.

Within the framework of this worldwide plan, 1,292,143 shares with a par value of 2 euros have been issued, on June 28, 2002, at 35 euros per share. The impact on the consolidated shareholders' equity, net of the employer's contribution and of the cost of issuance, amounts to 27 million euros.

Michelin Share Stock Option Plan.

On May 19, 2002, 716,600 stock options were given to members of the management and to executives in France and abroad. The price for each option, which become exercisable for a period commencing May 19, 2006, has been set at 44 euros.

Financing.

In March, Michelin Finance Luxembourg S.A. (Mifilux) issued a dual tranche euro bond, guaranteed by Compagnie Financière Michelin:

- a first tranche of Euro 1,000 million fixed rate bonds maturing in 2009 of which 750 million euros have been swapped to variable rates
- a second tranche of Euro 500 million fixed rate bonds maturing in 2012.

Securitization Program of Receivables.

The Michelin Group has expanded in Europe its program for the sale and securitization of trade receivables.

The total amount of the corresponding financing is 550 million US dollars at June 30, 2002 in the USA and 555 million euros in Europe.

The ad hoc vehicles which have been set up for this purpose are consolidated in the accounts. The trade receivables, the corresponding financing and the associated risks are therefore booked in the Group's balance sheet.

Unrecorded Obligations.

No significant item has affected the obligations of the group since the date of closure of the financial statements of the last accounting period.

Business Unit Information
(in thousands of Euros)

Business Units	Passenger/Light Truck	Heavy Truck	Other Activities	Inter Business Unit Adjustments	Total
June 30, 2002					
Sales	3,995,159	1,934,266	2,303,740	(412,200)	7,820,965
Operating Income	356,487	214,518	(1,421)	--	569,584
June 30, 2001					
Sales	3,874,648	1,905,591	2,350,005	(420,225)	7,710,019
Operating Income	299,468	171,244	20,166	--	490,878
December 31, 2001					
Sales	7,982,179	3,915,259	4,901,194	(1,024,024)	15,774,608
Operating Income	711,110	342,976	(13,915)	--	1,040,171

Consolidated income statements as of June 30, 2002, June 30, 2001, and December 31, 2001

(in thousands of Euros)	06/30/2002	06/30/2001	12/31/2001
Net sales	7,820,965	7,710,019	15,774,608
Cost of goods sold	5,539,227	5,528,262	11,325,016
Gross margin	2,281,738	2,181,757	4,449,592
Sales, general and administrative expenses	1,712,154	1,690,879	3,409,421
Total operating expenses	7,251,381	7,219,141	14,734,437
Operating Income	569,584	490,878	1,040,171
Interest Expense	(123,026)	(163,177)	(320,779)
Income from Ordinary Activities	446,558	327,701	719,392
Non recurring expenses	(10,529)	281,649	(28,906)
Income Tax	(161,130)	(217,126)	(329,712)
Income of the Fully Consolidated Companies after Taxation	274,899	392,224	360,774
Equity in net income (loss) of affiliates	(5,492)	(4,810)	(12,834)
Amortization	(15,276)	(17,907)	(33,996)
Net Income	254,131	369,507	313,944
of which: attributable to Michelin Group	229,445	355,787	295,967

VI. MID-YEAR REPORT

In globally depressed markets, though less difficult than expected, consolidated net sales rose to 7.82 billion Euros compared to 7.71 billion for the first six-month period of 2001. This evolution resulted from a growth of volumes sold (+1.5%), a positive price/mix effect (+0.6%), and a positive scope of consolidation effect (+0.5%). The impact due to currency fluctuations was negative 1.1%.

Although sales records show only limited growth, consolidated operating income rose to 569.5 million euros compared to 490.8 million for the first six-month period of 2001. This amounts to an operating margin of 7.3% versus 6.4% as of June 30, 2001. This strong progression results primarily from:

- priority given to the positioning on the high added value segments;
- favorable pricing policy results;
- strict monitoring of the inventories;
- favorable results of operating cost reductions programs (ongoing since 1999);
- decline in the price of raw materials.

The financial result is negative of 123 million Euros compared to a negative result of 163 million for the same period of the previous fiscal year. The reduction in financial expenses is attributable principally to a reduction of debt as well as a reduction in interest rates.

The current result before tax, positive 327.7 million Euros for the first half of 2001, is positive 446.5 million at June 30, 2002.

The exceptional result is a loss of 10.5 million Euros against a profit of 281.6 million as of June30, 2001. The exceptional result at June 30, 2001 was primarily due to the gain of 375 million Euros generated by the sale of the Company's stake in Peugeot S.A.

In total, the net consolidated profit of the first half of the year rose to 254.1 million Euros, compared to 369.5 million for the same period in 2001.

The level of consolidated self-financing reached 636.3 million Euros compared to 623.4 million for the first half of 2001.

The accounts of the Company show, for the first half of 2002, net sales of 186.2 million Euros compared to 177.5 million for the first half of 2001. This is due to fees earned during this period from licensing companies and that, included in the expenses of the accounts of those companies, are eliminated as part of the consolidation. The current result before tax comes to 257.5 million Euros compared to 194.3 million in the first half of 2001. The net result for the first half rose to 246 million Euros compared to 183 million previously.

VII. AUDITORS REPORT

In our capacity as auditors of your company and pursuant to Article L.232-7 of the Commercial Code, we have

- completed a limited examination of the consolidated financial position for the first half of the year, established in Euros, of Compagnie Générale des Etablissements Michelin, and
- verified the accuracy of the information which is part of the mid-year report, and covers the period from January 1, 2001 to June 30, 2001, and attached to this report.

This financial position has been established under the responsibility of your partners. Based on our limited review, we now give our conclusion about this first half of the year financial position.

We have done this limited study in accordance with professional standards. Those standards require the accomplishment of a limited due diligence, which will give the assurance, to a lower degree than that resulting from an audit, that the first half of the year financial position does not contain significant errors. A study of this nature does not contain the controls that are done in case of an audit, but is limited to putting in place analytical procedures and obtaining from the Group's executives and any competent person the information that we deem necessary.

Based on our limited study, we have not found significant errors which may question the regularity and accuracy of the consolidated first half of the year financial position and the fair presentation that it gives of the operating result for the period under review along with the financial position and the assets of all the companies that are part of the consolidation at the end of the period.

In accordance with the standards of the profession, we have also verified the information contained in the mid-year report commenting on the intermediate reports to which our limited study pertains.

We have no observation to make on the fairness of the information provided in the mid-year report.

Paris, July 26, 2002

Statutory Auditors,
Members of the "Compagnie régionale de Paris"

Dominique Paul ; Stéphane Marie.

SEC File #82-3354

Consolidated Earnings 1st half 2002



July 30, 2002

MICHELIN

TABLE OF CONTENTS

1 Summary

Group sales increase by 1.4% in markets that are globally as depressed as in 2001, less difficult than expected in Original Equipment, more deteriorated, however, in Replacement.

The implementation of its strategy of focused growth, a controlled monitoring of all its business activities and the continuation of its internal improvements, together with the sharp drop in raw materials purchasing costs in the second half 2001 enabled Michelin to raise its operating margin by 1 point to 7.3%.

Discipline and strict management of inventories made it possible to reduce them by 3 points, to 19.5% of sales. Free cash flow becomes a positive 300 million euros. Net debt fell down to 4.3 billion euros, against 5.3 billion euros a year ago.

At 254 million euros, net income shows a strong increase compared to that of June 30, 2001, excluding the capital gain on the disposal of PSA shares.

A continued growth of sales


S1 2002
7 821
S1 2001
7 710
S1 2000
7 377
S1 1999
6 488
S1 1998
6 253

1st half 2002 consolidated sales +1.4%
In millions of euros

Growing sales in non-European areas


Others
13.0%
(+0.4%)
Europe
48,2%
(-0.4%)
North
America
38.8%
(+4.2%)

1st half 2002 net sales by geographical area
In %

Net sales by activity :
Continued growth for Passenger car / light truck
Truck tires recovering


S1
02/01
+3.0%
+1.5%
-2.0%
S1
01/00
+9.0%
-5.3%
+3.3%
Passenger car / light truck
Truck
Other activities

Variation H1 02 / 01 of net sales by activity
In %

Higher contribution of Passenger car / light truck to sales


Others
28%
Passenger
car / Light
truck
49%
Truck
23%

1st half 2002 net sales by activity
In %

Improvement of the operating margin


H1 2002
570
7.3%
H1 2001
491
6.4%
H1 2000
540
7.3%
Operating income
Margin

Consolidated operaing income +16.0%
In millions of euros

Reinforcement of the financial structure


06/30/02
4 324
1.02
12/31/01
4 881
1.13
06/30/01
5 326
1.19
12/31/00
4 926
1.19
12/31/99
4 329
1.13
Total
Gearing

Financial net debt
In millions of euros

Operating margin by activity : Continued progress of Passenger car / light truck Truck tire recovering


H1 2002
8.9%
11.1%
-0.1%
H1 2001
7.7%
9.0%
0.9%
H1 2000
6.0%
14.1%
1.9%
Passenger car / light truck
Truck
Others

Operating margin by activity
in % of net sales

Controlled inventory level


06/30/02
19.5%
12/31/01
20.9%
06/30/01
25.0%
12/31/00
23.2%
12/31/99
23.6%
Inventories to sales ratio

Net inventories
As a % of sales (annual basis)

2 Comments on the consolidated financial statements

2.1 Statement of income

In thousands of euros	1st Half 2002	1st Half 2001	2001
OPERATING REVENUE	**8,025,611**	**7,919,729**	**16,287,494**
Net sales	7,820,965	7,710,019	15,774,608
Reversal of allowances	11,592	10,265	21,216
Other operating revenues	193,054	199,445	491,670
OPERATING EXPENSES	**(7,456,027)**	**(7,428,851)**	**(15,247,323)**
Purchases adjusted for inventory change	2,598,841	2,589,825	5,585,622
Payroll costs	2,690,602	2,680,304	5,241,525
Other operating expenses	1,575,746	1,573,717	3,232,384
Taxes other than on income	116,776	114,677	232,054
Depreciation and amortization	456,533	461,065	937,961
Charges to allowances and provisions	17,529	9,263	17,777
OPERATING INCOME	**569,584**	**490,878**	**1,040,171**
NET INTEREST EXPENSE	(123,026)	(163,177)	(320,779)
OPERATING INCOME FROM ORDINARY ACTIVITIES	446,558	327,701	719,392
NET NON-RECURRING EXPENSE	(10,529)	281,649	(28,906)
INCOME TAXES	(161,130)	(217,126)	(329,712)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	274,899	392,224	360,774
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(5,492)	(4,810)	(12,834)
AMORTIZATION OF GOODWILL	(15,276)	(17,907)	(33,996)
NET INCOME BEFORE MINORITY INTERESTS	**254,131**	**369,507**	**313,944**
Net income	229,445	355,787	295,967
Minority interests	24,686	13,720	17,977
Basic earnings per share	1.70	2.64	2.20
Diluted earnings per share	1.70	2.64	2.20

2.2 Net Sales

Consolidated net sales for the first half ended June 30, 2002 were EUR 7,821 million, up 1.4% compared to the previous year.

2.2.1 Analysis of variances


+1.4%
-1.1%
+1.5%
+0.6%
+0.5%
Total
Currencies
Volumes
Price / mix
Scope

The **1.4%** increase of Net Sales can be broken down in the following way :

- A **-1.1% negative** impact due to **currency fluctuations**.

  In spite of the sharp fall in the dollar compared to the euro in June 2002, the average euro / dollar exchange rate was stable on a half and half basis. On the other hand, the severe depreciation of certain Latin American currencies, such as the Argentinean Peso (-78%), the Brazilian Real (12%) or the Venezuelan Bolivar (-52%) and to a lower extent the fall of the Japanese yen (-7%) and of the Canadian Dollar (-2,5%) have affected the consolidation in euros of the sales generated in these currencies.

- A **1.5% positive** impact due to the growth of **volumes** sold.

  Group sales volumes are up 2%. They reflect the market shares gained by the Group and the relative rebound in North American markets compared with a very difficult 1st half 2001. The first six months of 2002 have suffered from markets globally as depressed as in 2001, and well below their 2000 levels.

  It is worth stressing that the strong volatility of the North American replacement markets, Truck and Passenger car / light truck that prevailed last year – and that were linked to a variety of specific factors – leads to bases that are favorable on a semester to semester comparison.

- A **0.6 % positive price / mix** effect, measured at constant currency rates.

  The price-mix effect continued to progress in the 1st half 2002, thanks to the steady improvement of the Group's product mix and to the positive impact of price increases in North America and in Europe.

  These positive factors, however, which are the consequences of the Group's focused growth strategy and of its policy aiming at extracting better value for its products, are partly hidden by the relative stability of the mix between Original Equipment (OE) and Replacement in 2002. It is in contrast to the rapid drop in the weight of OE within the Group's sales in the 1st half of 2001. This phenomenon of market mix explains the more modest progress in price-mix, after the rapid improvements of 2001.

➢ Finally, a **0.5%** positive **scope** effect

It takes into account the consolidation since December 31, 2001 of
- the activities of the joint-stock company Shanghai Michelin Warrior (SMW), formed in April 2001 in China,
- the Michelin Romania Company (formerly TOFAN), acquired in early August 2001.

2.2.2 Factors affecting quarterly variation of net sales

Variation of net sales compared to 2001 (In Millions of Euros)

	H1 2002	**H1 2002 / H1 2001**	Q1 02	Q1 02 / Q1 01	**Q2 02**	**Q2 02 / Q2 01**
Total variation	**+ 110.9**	***+ 1.4%***	**+ 151.8**	**+ 4.1%**	**- 40.9**	**- 1.0%**
Of which parities	- 84.4	*- 1.1%*	+ 49.1	+ 1.3%	- 133.4	- 3.3%
Volumes	+ 112.8	*+ 1.5%*	+ 25.2	+ 0.7%	+ 87.6	+ 2.3%
Mix/price	+ 43.8	*+ 0.6%*	+ 56.4	+ 1.5%	- 12.7	- 0.3%
Scope	+ 38.7	*+ 0.5%*	+ 21.1	+ 0.6%	+ 17.7	+ 0.4%

2.2.3 Net sales by segment

2.2.3.1 Passenger Car / Light Truck

At 1,934 million euros, sales of the Passenger car / light truck segment are up 3.1%.

Evolution of sales volumes in Passenger Car / Light Truck (1st half 2002 / 1st half 2001)

Passenger car / Light Truck (in units)	**Total sales**	**Replacement**	**Replacement Market**	**Original Equipment**	**Original Equipment market**
Total	***+ 0.4%***	**+ 1.5%**	***N/A***	**- 1.7%**	***N/A***
Europe[a]	- 1.6%	+ 4.6%	*+ 0.5%*	- 10.3%	*- 0.9%*
North America[b]	+ 2.1%	- 0.9%	*- 0.8%*	+10.5%	*+ 6.3%*
Other geographic areas[c]	+ 2.7%	- 0.1%	*N/A*	+ 9.6%	*N/A*

Evolution of sales volumes in Passenger Car / Light Truck (2nd quarter 2002 / 2nd quarter 2001)

Passenger car / Light Truck (in units)	**Total sales**	**Replacement**	**Replacement Market**	**Original Equipment**	**Original Equipment market**
Total	***+ 1.3%***	**+ 1.4%**	***N/A***	**+ 1.3%**	***N/A***
Europe	- 0.7%	+ 3.8%	*+ 0.2%*	- 7.1%	*+ 1.8%*
North Americ	+ 1.6%	- 1.5%	*- 6.2%*	+ 10.4%	*+ 8.4%*
Other geographic areas	+ 9.1%	+ 5.1%	*N/A*	+ 18.8%	*N/A*

[a] Western and Eastern Europe (excl. Community of Independent Sates)
[b] USA, Canada and Mexico
[c] Asia, South America, Africa and Middle East

Reminder :
Evolution of sales volumes in Passenger Car / Light Truck (1st quarter 2002 / 1st quarter 2001)

Passenger car / Light Truck (in units)	Total sales	Replacement	Replacement Market	Original Equipment	Original Equipment market
Total	***- 0.5%***	**+ 1.7%**	***N/A***	**- 4.7%**	***N/A***
Europe	- 2.4%	+ 5.4%	*+ 0.7%*	- 13.4%	*- 3.5%*
North America	+ 2.8%	- 0.2%	*+ 5.3%*	+ 10.7%	*+ 3.8%*
Other geographic areas	- 3.6%	- 5.2%	*N/A*	+ 0.4%	*N/A*

Replacement markets have been contrasted. The more mature markets in Europe and in North America are stable at best or slightly down. The South American market, however, shows a sharp fall, while the markets in Asia and in the Middle East are experiencing a strong growth.

In **Europe, the replacement market** remained stable year on year. Its mix, however, was again much richer in the 1st half : the "High Performance" segment progressed 11%, the "4x4" segment, close to 15%, while the "Mass Market" segment was down 7%. The segment of "Winter" tires has gone up 26%. Even though the 1st half traditionally only accounts for 10% of sales of winter tires, this positive trend demonstrates that inventories at tire dealers have disappeared at the end of 2001.

The Group has increased its market share in a significant manner, while obtaining further improvement of its brand and product mixes. It turns out that most of the gains in market shares have been achieved with the growth in its three European "flag" brands (Michelin, Kleber and BF Goodrich). Furthermore, Michelin continued to strengthen its penetration on the most profitable market segments such as H, VZ rated tires, 4x4 and winter tires.

In **North America, the replacement market is down** 0.8% over the first half 2001, with very contrasted patter between the first and the second quarter. The 1st quarter had been marked by a 5.3% growth, largely driven by a phenomenom of restocking. But, in the 2nd quarter, the market dropped sharply, in particular in June, when the US market fell 17%. This market decline, quite visible in the "SUV[d]" segment (-50% in June) can partly be explained by an unfavourable basis for comparison with the 2nd quarter 2001 which had seen the beginning of the recall initiated by Ford of Firestone tires. In addition, it is worth mentioning that, after the growing importance of "flag[e]" brands which had been noticed in 2001 following the Firestone recalls, these brands have been marked by a slight erosion of their market shares in 2002, wich is consistent with what the Group had anricipated.


65%
55%
45%
35%
25%
91
97
'98
99
00
01
S1 02
Flag brands
Private Brands

Evolution of the market shares of « flag » brands
on the replacement market for Passenger Car / Light Truck in the US

[d] 4x4
[e] The « flag » brands belong to tire manufacturers as opposed to the « private » and « associate » brands.

In this very disrupted environment, after an exceptional year 2001, the Group's market share decreased slightly in the 1st half 2002 compared to the previous year. This is mostly due to the 1st quarter. In the second quarter, however, the Group was able to increase its market share again. This was achieved in a context including price increases, a drop in the "SUV" segment where Michelin holds significant positions and the global consolidation of the market shares of "flag" brands.


Q2
H1
Marché
Groupe Michelin
Marché total
Mass Mkt
Performance
SUV
Marché total
Mass Mkt
Performance
SUV
Marché total
Mass Mkt
Performance
SUV

Group sales on **the Asian markets** are also expanding strongly. In China, they actually increase quite sharply. This is due to the success of the Group's multi-brand policy and to the excellent complementarity between the Michelin and the Warrior brands. In Japan, the Group is pursuing its strategy of selective growth. As such, it emphazises the added value segments. Like in 2000 and in 2001, this leads to lower sales volumes but to improved profitability.

In South America, the markets, which are all on a downward trend, reflect the difficulties of the local economies. The Group has had a policy of firm prices and has deliberately limited its exposure to the currency turmoil by reducing its exports to this area. As a consequence, sales are sharply down.

In the **Africa / Middle East** region, *the Group made progress thanks to sales in Saudi Arabia and in Turkey* where Michelin, for several years, has been one of the market leaders.

On a slightly down **Original Equipment market, in Europe**, the Group continued to refocus its activities on the most profitable segments. The consequence of this strategic orientation is a 10.9% drop in volumes of sales. Sales in volumes, however, continue to grow very significantly in "High Performance" and in "4x4".

In the course of the 1st half, the Group came to the conclusion that its strategy was no longer compatible with the procurement strategy of General Motors. As a consequence, the Michelin Group announced that it was not renewing its contract to supply Original Equipment tires to General Motor Europe (main brands of the contract: Opel, Saab and Fiat), effective July 31, 2002.

In **North America**, its strategy of focused growth and its position on the fast growing models enable Michelin to take advantage of the development of the **Original Equipment market**, which is driven by the sales promotion of the « Big 3 » (Daimler-Chrysler, Ford, General Motors). Simultaneously, the Group continued to improve its mix. In the 1st quarter again, sales of "SUV " and of "Performance" tires have shown progress largely exceeding the trend in their respective markets.

On **Asian markets**, the Group makes headway on the "SUV " and of "Performance" segments with Japanese car manufacturers, while further penetrating the other markets.

2.2.3.2 Truck

At 1,934 million euros, sales of the Truck segment are up 1.5% in the 1st half 2002.

Evolution of Truck sales volumes (1st half 2002 / 1st half 2001)

Truck (in units)	Total sales	Replacement[f]	Replacement Market[g]	Original Equipment[h]	Original Equipment Market
Total	*+ 0.5%*	*+ 2.0%*	*N/A*	*- 2.5%*	*N/A*
Europe[i]	- 4.3%	- 1.5%	- 3.5%	- 7.7%	- 7.1%[j]
North America[k]	+ 7.0%	+ 6.0%	+ 3.8%	+ 8.6%	- 0.9%
Other geographic areas[l]	+ 1.6%	+ 2.5%	N/A	- 4.5%	N/A

Evolution of Truck sales volumes (2nd quarter 2002 / 2nd quarter 2001)

Truck (in units)	Total sales	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 2.4%*	*- 0.0%*	*N/A*	*+ 7.8%*	*N/A*
Europe	+ 1.1%	+ 0.4%	- 1.6%	+ 2.0%	+ 3.7%
North America	+ 5.3%	- 2.5%	+ 2.2%	+ 21.7%	+ 11.2%
Other geographic areas	+ 1.3%	+ 1.6%	N/A	- 0.8%	N/A

Reminder: Evolution of Truck sales volumes (1st quarter 2002 / 1st quarter 2001)

Truck (in units)	Total sales	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*-1.5%*	*+ 4.4%*	*N/A*	*- 12.0%*	*N/A*
Europe	- 9.6%	- 3.5%	- 5.6%	- 16.0%	- 16.8%
North America	+ 9.2%	+ 18.9%	+ 5.9%	- 4.5%	- 12.9%
Other geographic areas	+ 2.0%	+ 3.4%	N/A	- 8.5%	N/A

In **Western Europe**, the market is down sharply, -3.5% compared to the 1st half of last year which was already showing a 1.7% decline. This downward trend can be explained by the general sluggishness of the West European economies at large. From a domestic perspective, the Italian market is severely dropping, as it has been affected by social movements which have paralyzed the Italian ecomomy.

[f] New truck tires only – excluding retreading
[g] Limited to new truck tire market in Western Europe ; market data in Eastern Europe are not considered as reliable yet
[h] New truck tire market for tractors and trailers
[i] Western and Eastern Europe (excluding Community of Independent States)
[j] Tractor market only in Europe
[k] United States, Canada and Mexico
[l] Asia, South America, Africa and Middle East


Other areas 22%
Germany 21%
UK 16%
Italy 16%
France 13%
Spain 12%

Major markets for New Replacement Truck Tires in the 1st half 2002 in Western Europe (as a % of total)


-3.5% Western Europe
-0.3% France
-0.8% Germany
-0.9% UK
-1.3% Spain
-8.6% Italy

Variations in European new Truck tire markets (1st half 2002 / 1st half 2001)

In this depressed environment, and in spite of the difficulties encountered by the Group to meet with demand due to the strong rebound in the OE markets in Europe and North America, its market share slightly increased, for Michelin branded tires as well as for the other brands of the Group (Taurus, Kormoran et Riken). Thanks to its innovative solutions designed to assist fleets in managing their fleet tire services, Michelin Fleet Solutions increased its penetration with large European operators. For instance, deals have been signed with Vos et P&O. Also, Michelin Euro Assist, a Pan European assistance service for trucks, recorded a noticeable growth of its business.

In **Eastern Europe**, the Truck market is growing. The product mix of the market has gone richer again, which translated into a growth of the drop center [*] tire market and a decline in the radial flat rim[*] and bias tire markets. The Group's market shares have made new progress, mostly in the Michelin brand. Parallel to the improvement of the brand mix, the product mix is also getting better, thanks to the growing portion of sales of drop center tires.

Although the European retread market is down, Group sales continue to expand on the hot cure retreading (REMIX) as well as on the cold cure retreading (RECAMIC process). The growth in sales from retreading activities validates the Group's strategy : to give value to the technical qualities of its truck products and their casings.

While being on the whole down 7.1% compared to the 1st half, with a very tough 1st quarter 2002, the **Truck Original Equipment** market picked up again in the 2nd quarter 2002, with a growth rate of 3.7% year on year. It should be noted that Western Europe and, in particular Northern Europe and Germany, are faced with a significant drop in truck registrations that can be estimated at 12% across all Western Europe for the 1st half. The production of trucks, however, has been driven by the strong growth of exports towards the Middle East , Asia and Russia. Group sales are in line with the evolution of the Truck Original Equipment market.

[*] Shape of the rim on which the tire is anchored
[*] Shape of the rim on which the tire is anchored

In **North America,** the **Truck Replacement** market increased by 3.8% in the 1st half 2002. This performance should, however, be put in perspective with the 11% fall of the 1st half 2001. The market looks set to stabilize at a low level, -7.1% compared with its 2000 level. It happens that the financial situation of numerous road transportation companies remains quite vulnerable in light of the sharp increase in insurance premiums, of a still high price of gas and of the absence of a genuine pick up in the shipment of durable goods. In this difficult context, the retread market also shrank by 1.4%.


Q1
Q2
H1
+5.9%
+2.2%
+3.8%
-15.2%
-10.2%
-6.5%
-4.5%
-7.2%
2001/2000
2002/2001
2002/2000

% Changes in North American Truck tire Replacement Market


200,000
180,000
160,000
140,000
120,000
01-1998
05-1998
09-1998
01-1999
05-1999
09-1999
01-2000
05-2000
09-2000
01-2001
05-2001
09-2001
01-2002
05-2002

Shipment of durable goods in the USA since 1998 (In millions of USD)

During the 1st half 2002, the Group's sales of new Truck tires has been better than the market. This has made it possible for the Group to regain most of the market shares it had lost in the 1st quarter 2001. In addition, the March 2002 price increases in the Michelin and BF Goodrich brands are holding up.

In Original Equipment tires, in North America, following the collapse of the 2nd quarter 2000 and of 2001, the market enjoyed a very steep recovery in the 2nd quarter 2002.


Others 7%
Bus 6%
Class 8 35%
Trailor 26%
Class 5 to 7 26%

The Truck OE North American market by segment (As a % of total)

This recovery in the market can be essentially explained by the enforcement, starting October 2002, of new regulations on the emission of nitrous oxides by truck vehicles enacted by the Environment Protection Agency (EPA). This regulation which forces, with a very tight timing, heavy constraints on the emission of gases by the engine of the vast majority of the " Class 8" and, to a much lesser extent, of the "Class 7" trucks, has triggered a wave of early purchases by transportation fleets. It turns out that the fleet, not having had time to test the performances of the new engines which have been developed to respect this new regulation, prefer to order models which have already been referenced and tested. Another factor has played a positive role on the market: it is the exhaustion of the inventories of used trucks which had negatively impacted sales in 2001.

The Group increases its market shares thanks to its shares of account within the markets' most dynamic truck manufacturers (Freightliner and International).

In **South America**, the patent economic crisis in Argentina and now in Venezuela seems to be gradually spreading over to Chile and to Brazil. The markets are markedly down. Within this context of a disconnection of the South American currencies from the dollar and from the euro, the Group sticked to its firm policy on prices, which generated some erosion of its market share.

In **Asia**, the Group progressed very significantly. In China (40% of the market in this area), Michelin was able to achieve a remarkable sales performance on a radial market which is growing rapidly. In Thailand, the Group's sales continue to expand.

In the **Africa and Middle East Africa region**, the excellent performance achieved in Turkey and in Saudi Arabia has more than compensated for the economic slowdown encountered by Nigeria.

2.2.3.3 Other activities

At 2,303 millions of euros, net sales of Other Activities are down 2%.

Other tire activities

As far as **Earthmover** tires are concerned, Original Equipment and Replacement markets in North America and the European Replacement market have been penalized by the situation of the world's raw materials markets. In the 1st half 2002, inventories of raw materials have stayed at high levels; although slightly rising, prices have remained at fairly low levels. This lead the mining companies to limit their purchases of equipment and to reduce their activity, especially in the areas where personnel costs are high, such as in North America. In this difficult context, Group sales are down, compared with the 1st half 2001. Also, on a market where the US dollar is used as a reference for all sales transactions, the depreciation of this currency vs. the euro has had a significant impact as early as June.

In the **Two Wheels** segment, the motorcycle and the scooter markets, and more specifically big-engined scooters, are progressing. As a contrast, the market of the "passion and performance" bicycle tire segment, Michelin's core market, remained flattish in Replacement and depressed in Orginal Equipment. Group sales mirror the evolution of this markets, even if Michelin improved its penetration in the motorcycle in North America and in Japan as well as on the "passion and performance" bicycle tire market.

The markets for **agricultural tires** have suffered from contrasted evolutions. The Replacement markets step back in Europe and in North America. Orginal Equipment markets, however, are improving, in sharp contrast with the forecasts made by the manufacturers.
Consistent with its strategy of focused growth, the Group increases its penetration on the most profitable segments which are the markets described as « technical[a] » and « performance[b] ». Furthermore, the brand mix

[a] It relates to « technical » niches products such as industrial, lumbering... products
[b] « Performance » agricultural products: wide tires with low pressure to avoid soil compaction, with higher load and speed indexes

is continuously improving thanks to the progress in Group's « flag » brands in general and to the Michelin brand in particular. Because growth was hardly predictable in Original Equipment, the Goup has had to face certain tension on the supply side, which are noticeable on the « performance » segments.

After the pronounced slowdown following the September 11 attacks, air traffic, although picking up gradually, nevertheless stayed below its level of the 1st half 2001. Penalized by a still uncertain economic environment, numerous airlines, in North America in particular, are facing financial difficulties. In an unquestionably depressed context, the radialization of the **aircraft tire** market, of which Michelin is a strong supporter, went on. Group sales are slightly up, thanks to the growth in sales of radial tires where the Group holds 65% of the world's market.

In the **wheel** segment, the combined decline of Truck and of Passenger Car Original Equipment markets have led to a fall in the European market for steel wheels. The latter also suffers from production overcapacity of the industry. As a consequence, Group sales are clearly down on a sector where its presence is limited to Europe and where it does not have critical mass.

Distribution networks

Sales of **Euromaster,** Europe's largest tire distributor, are stable. The weakness in the Truck Replacement market has badly hit this network, even if the development of its service offering has enabled it to limit the consequences of the drop in volumes sold and to increase its market share with the major European road transportation companies. In Passenger Car / Light Truck, on a flat market, Euromaster is recording significant progress in its fleet activity. Of interest is also the further specialization of points of sales between the private individuals and the professionals.

Sales of **Tire Centers LLC (TCI)** are up, thanks to the recovery of the North American truck market and to the retreading activity.

Michelin Travel Edition and ViaMichelin

In the area of **travel editions**, tourism had been severely impacted in 2001 by the consequences of the global economic slowdown and of the September 11 attacks. Compared with a challenging 2nd half 2001, the 1st half 2002 shows a clear progress, even if the level of activity remains well below the level of the 1st half of the previous year and if holidays tend to be concentrated on less distant or deemed as safer locations (Europe, USA).

In this context, the Group's global market share is increasing, thanks to the Green Guide collection which has been entirely modernized since 2000, to the Neos collection, to the satisfying sales of the Red Guide, a recognized leader in restaurant and hotel guides, and to the launch, in 2002, of the Local range of maps.

Launched in 2001, **ViaMichelin**, continued its development within the area of digital services to assist in mobility. With 6 million visits in June, the large audience oriented web site has managed to become the French reference in this sector. Michelin's business is currently expanding in Europe outside France with its web site available in 5 languages as well as with its BtoB activity.

2.2.4 Main currency fluctuations

During the 1st half, the euro went up against the major currencies in which the Group is generating sales.

Even if the US dollar went significantly down compared to the euro in June, the average dollar / euro exchange rate remained stable in the 1st half year on year. On the contrary, the Canadian dollar and the yen declined respectively by 2.5% and by 7.1% year on year.

The currency fluctuations which have most impacted the Group have been the sharp fall in the South American currencies such as the Argentinean Peso (-78%), the Braizlian Real (-12%) and the Venezuelan Bolivar (-52%).

Currency/ Euro	Average exchange rate parity 1st half 2002	Average exchange rate parity 1st half 2001	Change (currency/)
USD/ EURO	1.11331	1.11289	+ 0.0%
CAD/ EURO	0.70754	0.7254	- 2.5%
GBP/ EURO	1.60829	1.60348	+ 0.3%
JPY/ EURO	0.00859	0.00925	- 7.1%
BRR/ EURO	0.4560	0.51854	- 12.1%
ARS/ EURO	0.26629	1.18281	- 77.5%
VEB/ EURO	0.00075	0.00157	- 52.4%

2.2.5 Net sales by segment and by geographical area.

Net sales comprise, for each segment, total sales, with « inter-sector eliminations », in other words essentially sales of Passenger Car / Light Truck and Truck activities to the Group's distribution networks appearing separately.

Taking into account the market evolutions described above, the contribution to Net sales of the Passenger Car / Light Truck segment has progressed.

2.2.5.1 By segment

	1st quarter 2002		2nd quarter 2002		1st half 2002	
	In Millions of Euros	Δ *Q1 02/01*	In Millions of Euros	Δ *Q2 02/01*	In Millions of Euros	Δ *H1 02/ 01*
Group	**3,842.4**	***+ 4.0 %***	**3,978.6**	***-1.0%***	**7,821.0**	***+ 1.4%***
Passenger Car / Light Truck	1,978	*+ 6.7%*	2,017.2	*- 0.2%*	3,995.2	*+ 3.1%*
Truck	922	*+ 1.8%*	1,012.3	*+ 1.2%*	1,934.3	*+ 1.5%*
Other activities	1,150.6	*+ 2.0%*	1,153.1	*- 6.0%*	2,303.7	*- 2.0%*
Inter-sector eliminations	(208.2)	*+ 6.1%*	(204)	*- 10.2%*	(412.2)	*- 1.9%*

2.2.5.2 By geographical area

	1st quarter 2002		2nd quarter 2002		1st half 2002	
	In Millions of Euros	Δ Q1 02/01	In Millions of Euros	Δ Q1 02/01	In Millions of Euros	Δ H1 02/01
Group	**3,842.4**	**+ 4.1%**	**3,978.6**	***- 1.0%***	**7,821.0**	***+1.4%***
Europe (West. And East.)	1,878.2	- 1.7%	1,894.8	*+ 0.9%*	3,772.9	*- 0.4%*
North America	1,456.8	+ 13.2%	1,573.9	*- 3.0%*	3,029.7	*+ 4.2%*
Rest of the World	508.4	+ 2.9%	510.0	*- 2.0%*	1,018.3	*+ 0.4%*

North America: USA, Canada and Mexico
Rest of the World: Asia, Central and South America, Africa and Middle-East

2.2.6 Variation in sales volume (tons)

Change vs same period N-1	Accrued at 06/30/02			Accrued at 06/30/01		
	RT	OE	*Total*	RT	OE	*Total*
Group	**+ 2.6%**	**+ 0.9%**	***+2.0%***	**+ 1.5%**	**- 9.1%**	***- 2.2%***
Europe	+ 3.1%	- 7.1%	***-1.3%***	+ 2.1%	- 3.2%	***- 0.3%***
North America	+ 1.9%	+13.1%	***+5.0%***	- 0.3%	- 19%	***- 6.3%***
Rest of the World	+ 3.0%	+ 6.3%	***+3.6%***	+ 4.1%	- 1.3%	***+3.2%***

Change vs same period N-1	1st quarter 2002			2nd quarter 2002		
	RT	OE	*Total*	RT	OE	*Total*
Group	**+ 3.9%**	**- 4.8%**	***+ 1.0%***	**+ 1.3%**	**+ 6.8%**	***+3.0%***
Europe	+ 2.9%	- 12.7%	***- 4.1%***	+ 3.3%	- 1.0%	***+1.5%***
North America	+ 5.9%	+ 8.9%	***+ 6.8%***	- 1.3%	+ 17.0%	***+3.5%***
Rest of the World	+2.3%	- 1.3%	***+1.7%***	+ 3.8%	+ 13.8%	***+5.4%***

2.2.7 Variation in sales volume (number of tires)

Variation compared to the same Period of the previous year	Accrued at 06/30/02			Accrued at 06/30/01		
	RT	OE	*Total*	RT	OE	*Total*
Passenger Car / Light Truck	**+ 1.5%**	**- 1.7%**	***+ 0.4%***	**+1.9%**	**-8.5%**	***-1.8%***
Of which: Europe	+ 4.6%	- 10.3%	*- 1.6%*	+2.3%	-6.4%	*-1.5%*
Of which: North America	- 0.9%	+ 10.5%	*+ 2.1%*	+4.6%	-10.4%	*+0.2%*
Truck	**+ 2.0%**	**- 2.5%**	***+ 0.5%***	**-6.7%**	**-17.7%**	***-10.7%***
Of which: Europe	- 1.5%	- 7.7%	*- 4.3%*	-2.5%	-3.5%	*-2.9%*
Of which: North America	+ 6.0%	+ 8.6%	*+ 7.0%*	-22.4%	-41.7%	*-30.7%*

Evolution by Quarter:

Variation compared to the same Period of the previous year	1st Quarter 2001			2nd Quarter 2001		
	RT	OE	*Total*	RT	OE	*Total*
Passenger Car / Light Truck	**+ 1.7%**	**- 4.7%**	***- 0.5%***	**+ 1.4%**	**+ 1.3%**	***+ 1.3%***
Of which: Europe	+ 5.4%	- 13.4%	*- 2.4%*	+ 3.8%	- 7.1%	*- 0.7%*
Of which: North America	- 0.2%	+ 10.7%	*+ 2.8%*	- 1.5%	+ 10.4%	*+ 1.6%*
Truck	**+ 4.4%**	**-12.0%**	***- 1.5%***	**0.0%**	**+ 7.8%**	***+ 2.4%***
Of which: Europe	- 3.5%	- 16.0%	*- 9.6%*	+ 0.4%	+ 2.0%	*+ 1.1%*
Of which: North America	+ 18.9%	- 4.5%	*+ 9.2%*	- 2.5%	+ 21.7%	*+ 5.3%*

2.2.8 Main price increases in 2002

	Passenger Car / Light Truck	Truck
Replacement		
North America	March 1st : up to 6% Michelin, BF Goodrich, Uniroyal brands Private and Associate brands	March 1st : up to 3%
Europe	Between 3 and 4% in Germany, Switzerland, Austria, Italy, Finland, Norway, Poland and Hungary in the 2nd quarter UK: price increase scheduled for August 1st	

The Group has also implemented price increases in South America, in Asia, in Original Equipment and in Replacement.

2.3 Employees and personnel expense

	1st Half 2002	1st Half 2001
Personnel expense (In millions of euros)	**2,691**	**2,680**
Total variation compared to the previous year	*+0.4%*	*+4.1%*
Of which parity effects	126,790	*+2.4%*
Average workforce of fully consolidated companies		124,888

Personnel expense are nearly at the same level in the 1st half 2002 as in the previous year. As a percentage of sales, they decline to 34.4%, against 34.8% a year ago.

Excluding the impact of external growth (Rumania, China), which took place in the second half of 2002, the average workforce is down by about 4,000 people, or –3.3% compared to the 1st half 2001.

The plan to improve the Group's competitiveness in Europe, announced in 1999, is entering its third year. It has two directions:

- **A 10% increase in sales volumes over the 2000-2002 period ;**
- **The reduction of 7,500 jobs by 2003.**

At June 30, 2002, close to 7,000 jobs have been suppressed within the framework of this plan.

The North American « Call to Action », a plan designed to structurally improve the cost structure announced in September 2001, is aiming at reducing the Group's costs by 125 million dollars on an annual basis in 2002 and at generating additional savings of 75 million dollars in 2003. A major component of this plan is the reduction of about 2 000 jobs by the end of 2003. At June 30, 2002, effective job cuts are ahead of the initial schedule of the plan.

2.4 Operating expenses

2.4.1 Purchases used in production:

Purchases of raw materials and of energy as well as the variation in inventories fall into this item.

At 2,599 million euros, this item is stable in absolute term compared to the first half 2001. Expressed as a % of sales, it is down 0.4 point, at 33.2%. On the same basis and excluding the impact of exchange rate fluctuations, it remains stable. It is due both to the decrease in the purchasing cost of raw materials experienced in the second half 2001 and to reduced inventory levels.

2.4.1.1 Raw materials

The Group's cost of purchasing raw materials, expressed in euros, had significantly declined in the 2nd half 2001, by about 4.5% compared with the same period of 2002. Taking into account the Group's procurement structure and the subsequent lag time effect (between 3 and 6 months), this decline in raw materials prices impacted Michelin's cost of goods sold in the 1st half 2002.

During this same period, the prices have, however, started going up again. Compared with the 1st half 2001, the hike in raw materials costs expressed in Euros is +5% for the Group.

Oil went from an average 26.7$ per barrel in the 1st half 2001 to an average 23.1$ in the first six months of 2002, i.e. a 13.4% decline. The fall was, however, sharper in the 1st quarter (-19%) than in the 2nd (-8%). Compared with the level reached at the end of 2001, the price of the oil barrel is increasing.

Beyond the evolution of oil prices, butadiene prices have also risen sharply, year on year. The problems encountered by one of the US plants of the Shell group have indeed generated pressure on markets' supply, in the US and in Europe as well. Butadiene happens to be a major component of synthetic rubber.


40
35
30
25
20
15
10
5
Au Ma No Jun Jan Au Ap De Se Ap De Jul Ma Oct
g- r- v- e- u- g- r- c- pt- r- c- y- r- o-
94 95 95 96 97 97 98 98 99 00 00 01 02 02

Evolution of Brent prices – US$/ barrel (1994-02)

Natural rubber prices have continued the speculative hike initiated last December. They rose 13% on average, semester to semestrer. Compared to their prices at the end of December 2001, the June 30 increase is close to 50% expressed in Singapore dollars, for the RSS3 and for the TSR 20 which are the two main natural rubber qualities used by the tire industry.

The overal market situation shows that offer is larger than demand: the wintering period of rubber trees is over, the recovery in Europe remains modest and Truck tire markets are down. The pick up in prices is mostly due to factors that have little to do with demand: interventions of the Thaï government, speculative buying by Japanese operators. Under these circumstances, it is difficult to reasonably anticipate what the price evolution in the second half could be.


280
230
180
130
80
RSS3
TSR20
- 50%
January-93
January-94
January-95
January-96
January-97
January-98
January-99
January-00
January-01
January-02

Evolution of natural rubber prices in Sing$ 1993-2002

During the first half 2002, the euro denominated purchasing cost of raw materials for Michelin increased by 5%, after a decline of close to 6% in the second half of 2001.

	2002 annual assumptions *(In euros)*	Achieved 1st half 2002/ 1st half 2001 *(In euros)*	% Raw Material Costs	% Total Net Sales
Evolution of the purchasing cost of Group Raw Materials (*)	**-1%**	**+5%**	**100%**	**21.4%**
Natural rubber			19%	
Synthetic rubber			25%	
Carbon blacks			19%	
Chemicals			15%	
Textile and steel cords			21%	

(*) for tire finished products

The purchasing cost of raw materials declined from 23% of net sales in the 1st half 2001 to 21.4% in the 1st half 2002.

2.4.1.2 Change in inventories

In millions of euros	Change (06.30/06.30) 1st half. 2002	1st half. 2001	Of which variation (average rate) 1st half. 2002	1st half. 2001	Of which exchange rate variation 1st half. 2002	1st half. 2001
Net inventories	**-799**	+290	**-436**	+127	**-362**	+158
Of which net inventories of finished manufactured goods	***-573***	*+235*	***-315***	*+127*	***-258***	*+101*

It should be remembered that the seasonal structure of the tire activity generates more inventories of finished products in the first half (higher OE demand, inventory build up of winter tires in view of their sale to distributors at the beginning of the summer), to be followed by destocking in the second half of the year.

In 2001, Michelin had severly reduced or sometimes even temporarily halted production in its plants in order to avoid the build up of excess inventories that would have hurt the Group. Although it began 2002 with inventories matching the anticipated market evolution, Michelin kept reducing its inventories in the first half. These efforts have been successful. During the semester, inventories were reduced by 41 million euros, excluding the impact of exchange rate fluctuations, to be compared to an increase of nearly 130 million euros over the same period in 2001.

At June 30, 2002, the Group's net inventories represented 19.5% of sales, against 25% one year before. Excluding currency fluctuations, they are down 12.5%.


2000
2001
2002
J
F
M
A
M
J
J
A
S
O
N
D

Monthly accrued evolution of inventories of finished products (in tons/ 100 basis at 01/01/1999)

2.4.2 Other operating expenses

(In Millions of Euros)	1st half 2002	1st half 2001	Variation
Other operating expenses	**1,576**	**1,574**	+0.1%
Excluding the impact of exchange rate fluctuations	***+1%***		

At 1,576 million euros, other operating expenses remain stable. As a percentage of sales, they are slightly declining (20.1% against 20.4% one year before).

2.4.3 Depreciation and amortization

(In Millions of Euros)	1st half 2002	1st half 2001	Variation
Depreciation and amortization	457	461	-0.9%

Excluding the impact of exchange rate fluctuations, this item is stable.

2.4.4 Operating income

	1st half 2002			1st half 2001	
	In millions of euros	As a % of net sales	2002/ 2001	In millions of euros	As a % of net sales
Operating income **At current scope and exchange rates**	**569.6**	**7.3%**	**+16%**	490.9	6.4%

At constant scope, operating income is 570 million euros, up 16% compared with the same period of the previous year. Operating margin is 7.4%.

This improvement is outstanding given the evolution of the tire markets in the first semester. It is due to Group's internal improvement as well as to the very positive effect of the decline in the purchasing cost of raw materials in the second quarter 2001. The latter was however partly offset by the substantial depreciation of the South-American currencies versus the euro (Argentinean Peso, Brazilian Real, Venezuelan Bolivar).

2.4.5 Operating income by segment

In accordance with its internal organization in "product lines", Michelin has retained three sectors of activity for its segment reporting:

- **Passenger Car / Light Truck tires**

  The Passenger Car / Light Truck activity comprises the development, production and sales of tires for passenger cars and light trucks, as well as for racing vehicles, all over the world.

- **Truck tires**

  The Truck tire activity comprises the development, production and sales of tires for heavy trucks weighing more than 6 tons, all over the world.

Other activities

This segment comprises the Group's other activities, namely:

- Other tire activities (earthmover, agricultural, 2 wheels and aircraft tires) ;
- Maps, guides and ViaMichelin ;
- The activities of tire distribution and service in Europe through the Euromaster network and in North America with the Tire Centers LLC (TCI) company ;
- Suspension system activities, production of wheels and fitted assemblies.

Consolidated for the first time in 2001, the new joint stock company Shanghai Michelin Warrior and Michelin Romania have been arbitrarily allocated to this "Other Activities" segment. In 2002, they are allocated to the Passenger Car / Light Truck and Truck segments in due proportion to their activities.

	Operating income					Operating margin (in % of net sales)	
	1st half 2002		1st half 2001		Variation 02/ 01	1st half 2002	1st half 2001
	In Millions of Euros	As a % of total	In Millions of Euros	As a % of total			
Passenger Car / Light Truck	356	62.6%	300	61.0%	+19.0%	**8.9%**	7.7%
Truck	215	37.7%	171	34.9%	+25.3%	**11.1%**	9.0%
Other activites	(1)	(0.3%)	20	4.1%		**(0.1%)**	0.9%
Group Total	**570**	**100%**	**491**	**100%**	**+16.0%**	**7.3%**	**6.4%**

2.4.5.1 Comment on the operating income of the Passenger Car / Light Truck segment

At 8.9%, the operating margin further improves. It is up 1.2 point compared to the first half 2001.

It is due to the following factors :

- The policy of enrichment of the category and brand mix, in the scope of targeted growth strategy implemented for a few years. The Groupe therefore captured new market shares on high value added segments such as High Performance (VZ) and 4x4, in Europe and in North America, in OE as well as in Replacement;
- The impact of the sustained price increases passed throughout the semester in North America and Europe. However the positive effect is partly offset by the relative stability of the OE / Replacement;
- A good cost control, namely over inventories;
- A favorable impact of raw materials after their purchasing cost declined in the second half 2001.

This satisfactory results prove that, how appropriate is the strategy of refocusing that the Group has been following for several years. By a better rebalancing of sales between Original Equipment and Replacement, by putting emphasis on high value added segments, while remaining present on the mass market, by looking for adequate pricing for the value brought by products to customers, this move helps improve the Group's profitability.

2.4.5.2 Comment on the operating income of the Truck segment

A 11.1% of sales, operating margin is gaining 2.1 points compared with the 1st half 2001, up 25%, whereas sales are up by 1.5% only.

In the 1st half 2002, this segment has benefited from the actions taken in 2001 to lower its breakeven point. The drastic reduction in capacity utlization had enabled this segment to begin 2002 with a level of inventories that was adequately proportionate with the expected level of demand. In addition, the cost cutting measures of 2001 have also borne fruits, in North America (Call to action) and in South America. In the latter area, together with the price increases, they have made it possible to maintain the profitability of this geography, in spite of very difficult markets.

Given the circumstances, the Truck activity was prepared to face the anticipated deterioration of the markets. In Orginal Equipment, these markets have actually been less difficult than what Michelin had feared, in North America as well as in Europe. The leverage on the operating profitability of this segment has been all the more important. This situation, however, created some pressure on the supply side.

This came on top of a postive impact of lower costs of raw materials purchases in the 2nd half of 2001 – mosty in the 1st quarter of 2002. Also, the Group registered a very good sales performance in the Middle East (Turkey, Saudi Arabia) and in Asia.


PRODUCTION
SALES
Jan 96
Jul 96
Jan 97
Jul 97
Jan 98
Jul 98
Jan 99
Jul 99
Jan 00
Jul 00
Jan 01
Jul 01
Jan 02
Jul 02

Comparison of the evolution of production and of sales of new Truck tires by Michelin since 1991

2.4.5.3 Comment on the operating income of the Other Activities

Operating profitability of this segment is down 1 point compared the first half 2001. It stands at –0.1% of sales.

It turns out that, although most of the other tire activities of the Group (earthmover, agriculture, 2 wheels and aircraft) have made progress, the difficulties prevailing in the steel wheel industry in Europe and the decline in Euromaster's operating profitability have had an adverse impact on that of the « Other activities ».

Euromaster, in particular, was particularly hit by the fall in European Truck Replacement markets and by the cost cutting program implemented in the UK in the 1st half. The latter (implying the merger of 8 independent entities into one single location) has disrupted the operations of Euromaster on one of its major markets. However, the first impacts of this plan should be visible as early as the second half of this year.

Lastly, **ViaMichelin** is in line with its development plan which includes a total investment of about 100 million euros equally spread over 2001, 2002 and 2003.

2.4.6 Operating income by function

(In millions of Euros)	1st Half 2002	%	1st Half 2001	%
Net Sales	**7,821**	**100**	**7,710**	**100.0**
Cost of goods sold	5,539	70.8	5,528	71.7
Gross Margin	*2,282*	*29.2*	*2,182*	*28.3*
Selling, General and Adminsitrative Expenses	1,712	21.9	1,691	21.9
Operating Income	*570*	*7.3*	*491*	*6.4*
Net Income	**254**	**3.2**	**370**	**4.8**

Nota : The "cost of goods sold" includes, in this presentation, logistics and research costs.
Selling, general and administrative costs comprise the Group's distribution activity.
The amounts related to "benefits" are all included in the operating income

At 70.8% of net sales, the cost of goods sold is down compared to the 1st half 2001. this translates into an improvement of the Group's gross margin by about one point. Selling, general and administrative expenses are stable: they follow the same pattern as the Group's sales.

2.4.7 Net interest expense

(In Millions of Euros)	1st Half 2002	1st Half 2001
Financial income and expense	(106)	(149)
Foreign exchange profit and loss	(22)	(10)
Net provisions and depreciation	5	(4)
Total	**(123)**	**(163)**

Financial income is an expense, down 24.5% compared with the 1st half 2001.

The increase in the « foreign exchange profit and loss" line is mostly due to foreign exchange losses related to the devaluation of certain South American currencies, of which, notably the Argentinean peso, by about 80% year on year.

Net financial debt is 4 324 million euros, down one billion euros compared with the 1st half 2001.
This decline, together with the favorable impact generated by the Group's debt structure which is almost entirely in floating rates, explains why the decrease in the "financial income and expenses" line continues the slide initiated in 2001. Year on year, it is down almost 30% in the 1st half.

2.4.8 Net non-recurring expense

The 1st half 2002 records an exceptional loss of 11 million euros, against a profit of 282 million euros in the 1st half 2001.

This loss is mainly due to the expenses related to the implementation of the current restructuring plans in North America and in Europe.

Capital gains on the disposal of assets amount to 11 million euros, against 358 million euros for the 1st half 2001. Most of the latter corresponded to the capital gain generated by the disposal of the 2.8% stake in Peugeot S.A., early June 2001.

(In Millions of Euros)	1st Half 2002	1st Half 2001
Capital gain or loss on the disposal of assets	11	358
Other restructuring measures in Europe	-	(41)
Fine inflicted by the European Commission	-	(20)
Other exceptional items	(22)	(15)
Total	**(11)**	**282**

2.4.9 Income taxes

They amount to 161 million euros, against 217 million euros at June 30, 2001.

The Group's average tax rate is 37.2%, compared to 36% at June 30, 2001. This tax rate had exceeded 50% for the full 2001 fiscal year, as the Group had decided not to activate deferred taxes in certain subsidiaries which already had to bear the costs of restructuring plans or the consequences of the environment. As previously indicated by the Group, this situation is being progressively settled.

2.4.10 Consolidated net income and net income per share

	1st Half 2002	1st Half 2001	Variation
Consolidated net income (in EUR million)	**254**	370	-31.2%
Of which Group share	229	356	-35,5%
Net Income per share (in euros)	**1.70**	2.64	-35,5%
Average number of share in issue during the year	**134,715,873** (1)	134,715,873	
Treasury stock	**1,263,202**	3,606,526	
Shares cancelled in the course of the year	**0**	0	

(1) The impact of the capital increase (1 292 143 shares) effective on June 28, 2002 within the employees' shareownership plan has not been taken into account for the calculaton of the weighted average number of shares at June 30, 2002.

Consolidated net income is 254 million euros. To compare Michelin's economic performance for the 1st half of 2002 with the same period of 2001, it is more appropriate to compare this semester's net income to last year's after deducting the capital gain (303 million euros) from the disposal of the 2.8% stake in Peugeot SA, i.e. a net income of 67 million euros. This year's increase then becomes + 279%.

2.5 Pension funds

The stock market's virtual collapse that the world markets have been going through for several months and the difficulties encoutered by certain large US industrial groups are leading investors to question the situation of the listed companies as far as their differed commitments to their personnel are concerned.

In order to inform on the strength of its situation regarding this specfic issue, and because it is a highly complex matter, and with a view to help shareholders and investors alike to understand the modalities thereof, Michelin has decided to give additional precisions to the data published in its 2001 annual report.

2.5.1 Does Michelin have a specific « benefits » program ?

The employees of the Michelin Group have, in a certain number of countries, advantages which can be regrouped under the anglo-saxon concept of « Benefits ».

2.5.1.1 Nature of the advantages to the personnel

2.5.1.1.1 Typology

It is mainly about :
- Short term advantages (such as annual bonus or paid vacations) ;
- Long term advantages in during the employment (such as « seniority awards ») ;
- Post employment advantages (such as retirement indemnities, pensions, medical insurance for the pensioneers).

The short term advantages are recognized in the debts of the various Group companies which are granting them. To the other advantages correspond specific modalities described hereafter.

2.5.1.1.2 Modalities of the coverage of these advantages

There are two possible ways of providing coverage of these advantages :
- Defined contribution plans,
- Defined benefits plans.

Defined contribution plans are characterized by payments to organizations which free the employer of any subsequent obligation. The organization will pay the employee the amounts which he/she is entitled to. As a consequence, once the subscriptions have been paid, no liability appears in the Group's accounts.

For the Michelin Group, this refers mainly to State run pension plans such as they are prevailing in France. Some countries have plans of defined subscriptions that are specific to the Group's employees (Poland, Switzerland, 401K plans in the US, ...)

The **defined benefits plans**, for which the employer has an obligation vis-à-vis the employees. These plans can :
- Either be financed, during the employment period, by regular payments to firms specialized in the management of funds received from employers and from the employees, and by the amounts to be paid to the employees.
- Or be directly paid by the employer to the employees when the rights they have been granted become eligible for execution.

For the Michelin Group, this refers mainly to :
- *US, UK, Canadian and Japanese pension funds ;*
- *Additional pension plans in Germany, Spain, Italy and indemnities for retirements in France and medical insurance for the US and Canadian retired employees.*

The managers of the funds are banned from investing in any type of securities issued by the Michelin Group.

2.5.2 What is the current situation of the liabilities of the Michelin Group regarding these « benefits » ?

Defined benefits plans are characterized by :
- An estimate of the obligations of the employer vis-à-vis its employees concerning the advantages granted,
- An estimate of the assets under management, when the employer has made instalments to specialized or dedicated funds,
- An estimate of the net costs to be booked in the income statement arising from the evolution of these obligations and, if need be, of the return of the assets under management.

The Michelin Group has such estimates performed every year by actuaries belonging to large independent networks.

2.5.2.1 Estimate of the obligations

The actuaries perform the estimate of the obligation on the basis of the internal regulations of each and every scheme. Then, they calculate the discounted present value of the future obligations of the employer (« Projected Benefits Obligations » or PBO).

In order to do so, they use a series of long term assumptions supplied by the company and by the financial markets:
- Inflation rate,
- Rate of wage increases,
- Discount rate,
- Residual working life,
- Mortality table,
- Employee turnover rate,
- ...

These long term assumptions are revised every year and are presented to the local auditors in order to ensure consistency with the entire set of other assumptions used by the employer to prepare its accounts.

Michelin typically benchmarks these assumptions and has them validated by the Group's management. On a worldwide basis, they fall within the average of the local benchmarks.

Assumptions applied to the December 31, 2001 accounts	Michelin			Goodyear [1]		Bridgestone [2]	S&P 500 average [3]
	North America	Europe	Other areas	US	International		US
Rate of wage increases[4]	3.25%-4.15%	3.00%-4.00%	1.90%	4.00%	3.50%	NC	4.55%
Discount rate	6.25%-7.15%	5.50%-6.00%	2.10%	7.75%	6.50%	NC	7.20%-7.45%
Residual working life	11 to 15 years	12 to 18 years	17 to 20 years	NC	NC	NC	
Expected rate of return	8.50%-9.15%	5.50%-6.75%	2.10%	10.00%	8.50%	NC	5.75% - 11.00%
Actual rate of return[5]	- 1.50%	- 5.00%	< 0	NC	NC	NC	-6.90%

(1) Source : annual report 2001, 10K files, analysts reports
(2) The assumptions retained for the calculation of the obligations do not appear in the annual report 2001
(3) Sources : reports by Merrill Lynch, Morgan Stanley
(4) Including all the assumptions concerning employees'career (promotions, seniority and others) over the whole working life
(5) At the measurement date

2.5.2.2 Estimate of the assets

In order to cover these obligations, certain legislations have either authorized or rendered mandatory the implementation of specialized funds which collect, invest and manage the sums paid by the employers, without the latter being freed from their obligations vis-àvis their employees. The *modus operandi* and the investment modalities depend on the country, and even sometimes on the fund in question.

The estimate of the value of these assets is completed at least once a year. It is compared with the PBO. ***When the value of the assets is less than the PBO, the plan is said to be under funded. It is deemed funded when it is the opposite.*** The modalities concerning the decisions to make regarding the under funded plans are made country by country, and sometimes fund by fund.

As December 31, 2001, in every country and scheme where there existed such a legal funding obligation, the Michelin Group had assets always above the minimum legal requirements, with one minor exception.

To monitor all these « b benefits », Michelin set up two organizations :

- *A Group « pension team », consisting of representatives of the Human Resources, Finance and Planning Departments, which task it is to identify, manage and esimate the various advantages granted by the Group to its employees;*
- *An Asset Management Committee, whose role is to optimze the financing modalities of these « benefits ».*

The table below gives a summary of the obligations of the Group vis-à-vis its employees, at December 31, 2001 regarding the post retirements benefit obligations:

Reconciliation of assets and liabilities recognised in the consolidated Group balance sheet

In millions of euros	2001		
	Defined benefit retirement plans	Other defined benefit plans (including post-employment medical care)	Total
Present value of funded obligations	5,011	34	**5,045**
Fair value of plan assets	(4,561)	(9)	**(4,570)**
Excess of liabilities / (assets) of funded obligations	**450**	**25**	**475**
Present value of unfunded obligations	542	2 509	**3,051**
Unrecognised past service cost	3	21	**24**
Unrecognised actuarial gains / (losses)	(785)	(127)	**(912)**
Engagements nets totaux des régimes à prestations définies	**210**	**2,428**	**2,638**
Refelected in the consolidated Group balance sheet as follows :			
Defined employee benefits assets			**(453)**
Defined employee benefits liabilities			**3,091**
Defined benefits net liabilities			**2,638**

The total amount of the PBO is the sum of :
- present value of funded obligations
- present value of unfunded obligations.

ie 8,096 million euros.

2.5.3 From an accounting standpoint, what is the treatment of the post employment obligations of the Michelin Group vis-à-vis its employees?

2.5.3.1 Consequences of the change in the rules of consolidation applicable to French companies, effective since January 1, 2000 ?

On January 1, 2002, the impacts of the changes in the accounting principles (mandatory booking of the benefits granted to the employees, changes in the estimate or booking modalities, ...) were applied in a retroactive manner, taken into account as a one time charge and were booked as a change in the shareholders' equity.

Therefore, as of January 1st, 2000, there was no difference between the discounted present values and the amounts booked on the liabilities side.

The details of the impact of these modifications has been provided for in the notes to the 2000 consolidated financial statements. They have also been fully explained to the financial community on the occasion of the presentation of the 1st half 2001 earnings.

2.5.3.2 Accounting treatment of the defined benefit plans

2.5.3.2.1 Upon the implementation of the plans

In the balance sheet, the company will book the difference between:
- The discounted present value of its future obligations and
- If need be, a first payment to a specialized fund.

When the company itself manages its obligations, the liabilities booked in the balance sheet equals the discounted present value of its future obligations. When it gives the management of its obligations to a specialized fund, there usually is a difference between the discounted present value of the obligation and the payment that was actually made. This initial difference is booked:

- On the liabilities side of the balance sheet, if the discounted present value of the obligation is above the actual payment,
- On the assets side of the balance sheet, if certain conditions are met, if the payment is above the discounted present value of the obligation.

2.5.3.2.2 During the life of the scheme

Estimate of the plans by actuaries :

⇨ Discounted present value of the future obligations

The future obligations fluctuate annually, depending upon the following:
- Recurring factors :
  - Increases related to the acquisition by the employees of one additional year of rights (« current service cost »)
  - Increases in the present value of a defined benefit obligation which arises because the benefits are one year closer to settlement (« interest cost »),
  - Decreases related to the exercise of rights (« cash out »)
- One time factors :
  - Changes related to modifications of the long term actuarial assumptions (inflation, rate of salary increases,...)
  - Changes related to modifications of the benefits granted.

⇨ Value of the assets under management by specialized funds

⇨ The assets under management fluctuate upon :
- The payment received from the employers (contributions)
- The payments made to the beneficiaries of the services (cash-out)
- The actual return on the assets, including the changes in their market value (« return on assets »)

Consequences in the accounts of the defined benefit plans

On the balance sheet, the value of the defined benefit plans fluctuates upon:
- The accrued expenses booked in the income statement,
- The accrued payments made to the specilized funds or directly to the beneficiaries, if there is no specialized fund.

The annual expenses are determined by the external actuaries, at the beginning of each fiscal year, in the following way:

- Cost corresponding to the acquisition of one more year of additional rights (« current service cost »),
- Cost corresponding to the increase in the present value of the defined benefit obligations which arises because the benefits are one period closer to settlement (« Interest cost »),
- Profit corresponding to to the expected return on the assets (« Expected return on assets »),
- Cost or potentially profit corresponding to the modifications of the regulations of the plans (« Prior service cost » , cf. below),
- Cost or potentially profit corresponding to the modifications of the assumptions (« Recognized actuarial gains and losses », cf.below).

Michelin fully accounts for these expenses in its Personnel costs (which implies that they impact the Group's operating income). They come in addition to the liabilities initially stated. These liabilities will also decrease as payments are being made.

In 2001, the expenses booked in the Group's income statement were 357 million euros, broken down as follows:

Net periodic expenses recorded in the Group's income statement (In millions of euros)	**Year 2001**
Current service cost	**198**
Interest cost	**521**
Expected return on assets	**(370)**
Recognized actuarial gains and losses	**0**
Prior service cost	**11**
Curtailments and settlements	**(3)**
Total	**357**

Source : 2001 annual report, notes to the consolidated accounts n°13

2.5.3.2.3 Differences between the actuarial values and the value appearing int the consolidated accounts of defined benefit plans

There are several causes :

- Differences between the estimates and the actual numbers (for instance, an actual return on assets differing from the expected rate of return at the beginning of the fiscal year,...),
- Changes in the long term actuarial assumptions (inflation rate, discount rate, rate of wage evolution, revised mortality table,...),
- Changes made to the regulations of the benefits granted.

Generally speaking, the sum of the differences is compared to the highest amount between the PBO and the assets.

If the difference is less than 10% of the greater of the present value of the defined benefit obligation and of the fair value of the assets, no booking is required. If the difference is more than 10%, the portion above the 10% becomes a personnel cost and is spread across the remaining working years for the employees in question.

As *of December 31, 2001, the sum of the differences was 912 million euros. As a consequence, starting with fiscal year 2002, the portion above 10%, calculated scheme by scheme, will be spread across the average residual working period of these plans, which is 15 years. The amount which will be accounted for as a Personnel cost under "recognized actuarial gains and losses" for the year is slightly above 21 million euros.*

2.5.4 What could be the consequences of the decline in financial markets which prevails since the beginning of the year ?

2.5.4.1 In terms of additional contributions

The requirements in terms of additional contributions, which are related to a situation where the value of the assets would be below the PBOs, are fixed by:

- Either local legal requirements,
- Or by the rules of the specialized funds.

As of December 31, 2001, in all countries where there was a legal funding obligation, all the funds had assets above the minimum legal requirements, with one minor exception.

Nonetheless, Michelin makes regular contributions to the specialized funds in order to:

- maintain a level of assets in line with its obligations,
- manage in an active and efficient way the investment policy according to market evolutions.

For instance, in 2001, Michelin contributed 45 million US dollars to the US specialized.

At this point, it is too early to assess what the Group contributions for the full year 2002 could amount to for the various plans existing in the Group.

2.5.4.2 In terms of profit

The decline in the financial markets which started in the beginning of the year will have no impact whatsoever on the earnings of 2002 with the existing accounting rules. There is a possibility that fiscal year 2003 and the following years could be affected.

Michelin is in no way able to estimate today, neither in a global way not in a detailed manner, the consequences of the current situation and of its evolution until when these studies will be performed. These information will be made public upon the announcement of the 2002 earnings.

2.6 Comments on the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

(in EUR million)	June 30, 2002	December 31, 2001	June 30, 2001
Fixed assets	6 818	7,337	7,179
Current assets	10 454	10,045	10,748
Total assets	**17 271**	**17,382**	**17,927**
Shareholders' equity	3 942	3,996	4,146
Minority Interests	303	330	320
Provisions for contingencies and charges	3 706	3,959	3,914
Liabilities	9 320	9,097	9,547
Total liabilities and shareholders' equity	**17 271**	**17,382**	**17,927**

The balance sheet is stated using end of period exchange rates. The increase in the euro compared to the US dollar which occurred in the very last days of June 2002 explains, to a large extent, the decline in the balance sheet total at June 30, 2002, compared to December 31, 2001.

2.6.1 Tangible and intangible fixed assets

(in EUR million)	June 30, 2002	December 31, 2001	June 30, 2001
Total tangible and intangible fixed assets, net	**6 331**	**6,525**	**6,323**
Of which tangible assets	*5 928*	*6 410*	*6 205*

2.6.1.1 Non financial investments

The non financial investments of the first half amounted to a gross EUR 371million and to EUR 350 million net. Investments in tangible and in intangible assets are in line with the Group's target to maintain them at around 1 billion euros for the current fiscal year. Taking into account the economic environment and challenging tire markets, Michelin, however, has invested in a moderate manner in the 1st half.

In addition to the investments essential to the maintenance of the Michelin industrial tool (around 40% of the total, including moulds), investments were mainly dedicated to:

- Further converting Passenger car and Light truck tire production lines in order to manufacture tires with seat diameters higher than or equal to 17 inches ;
- Productivity investments, especially in truck.

2.6.2 Working capital requirement

Working capital requirement is down 195 million euros compared to December 31, 2001, or -3.7%. Excluding the impact of currency fluctutations, it is up 2.8%.

Excluding the impact of exchange rate fluctuations, working capital requirement decreased from 39% of sales at June 30, 2001 to 32% at June 30,2002.

The major changes compared to the 1st half 2001 are as follows :

(in EUR million)	June 30, 2002	June 30, 2001	Monetary effects	Change
Inventories & in-progress	3,055	3,854	(362)	(436)
Trade receivables & related accounts	3,293	3,612	(277)	(41)
(Accounts payables & related accounts)	(1,303)	(1,451)	77	71
Working capital requirement (simplified)	**5,045**	**6,015**	**(563)**	**(407)**

2.6.2.1 Inventories

The efforts of inventory reduction have been maintained : at EUR 3 055 million, the net inventory level has been reduced by 7.5% compared to the level reached at December 31, 2001. Inventories now represent 19.5% of sales, against 25% on June 30, 2001 and 20.9% at the end of 2001.

The evolution of the inventory of manufactured finished goods compared to December 31, 2001 reflects the progress the Group has made in better controlling its supply chain during the first half year, a period where there traditionally is an inventory build up. At constant exchange rate, the inventory of manufactured finished goods as a percentage of sales is slightly decreasing from 14.9% at June 30, 2001, (13% at December 31, 2001) to 12.5%.

(In EUR millions)/ Inventories, net	June 30, 2002	June 30, 2001	Variation	Of which movemenr	Of which currency
Raws materials, semi-finished goods and others	1 098	1 323	(225)	(121)	(104)
Finished manufactured goods	1 957	2 531	(574)	(316)	(258)
Net value	**3 055**	**3 854**	**(799)**	**(436)**	**(362)**

2.6.2.2 Trade receivables

At 3.3 billion euros, account receivables decrease by more than 300 million compared to June 30, 2001. During the 2nd half 2001, the Michelin group extended to Europe its securitization program of account receivables. As a consequence, the corresponding financing amounts to 550 million US dollars in the US and to 555 million euros in Europe. The total amount of these operations, which reflect an active management of the Group's financings, is appropriately and entirely booked on the Group's balance sheet. The decline of this line is therefore an improvement and not in any way due to off balance sheet transcations.

2.6.3 Shareholders' equity

The first stage of the employee shareholding plan that had been approved by the Annual General Shareholders' Meeting of May 2001, has been implemented in April 2002. The corresponding capital increase, ie 1 292 143 shares, became effective on June 28, 2002. The impact on the Group's shareholders' equity is a positive 27 million euros.

The decline in the US dollar and in the South American currencies that took place at the end of the semester explains the fall in the Group's shareholders' equity compared to their level at December 31, 2002. Excluding the impact of currency fluctuations, they would be up 2.9%.

2.6.4 Table of change in shareholders' equity and minority interests (in millions of Euros)

	Common Stock	Paid in capital in excess of par	Retained earnings	Translation adjustment	Net income	Shareholders' equity	Minority Interests	Total
At December 31, 2000	*269*	*1,609*	*2,160*	*(594)*	*399*	*3,844*	*311*	*4,155*
Dividends paid					(158)	(158)	(25)	(183)
Appropriation of undistributed income			252	(10)	(241)			
Net income for the year					296	296	18	314
Translation adjustment and other			4	10		14	26	40
At December 31, 2001	*269*	*1,609*	*2,416*	*(594)*	*296*	*3,996*	*330*	*4,326*
Employees' shareownership plan	3	39	(15)			27	-	27
Dividends paid					(139)	(139)	(23)	(161)
Appropriation of undistributed income			157	(0)	(157)	-	-	-
Net income for the year					229	229	25	254
Translation adjustment and other			6	(178)		(172)	(28)	(200)
At June 30, 2002	*272*	*1,649*	*2,565*	*(773)*	*229*	*3,942*	*303*	*4,245*

2.6.5 Net financial debt

At 4,324 billion Euros, the Group's financial net debt has been reduced compared to its level at December 31, 2001. Excluding the impact of currency fluctuations, net debt is down 151 million Euros, or 3.1%. Its average cost was 5.21%, against 6.07% in 2001 (and 6.32% in the first half 2001).

Compared to the situation at June 30, 2002, net debt is down 1 billion euros, while net financial net debt at June 30, 2001 had already been reduced by the proceeds from the disposal of the Peugeot S.A. shares.

In April 2002, the Group launched a 1.5 billion eurobond issue. There were two tranches : a first tranche of Euro 1,000 million fixed rate bonds maturing in 2009 and a second tranche of Euro 500 million fixed rate bonds maturing in 2012. The terms and conditions of this issue (6.125% for a 7 year maturity and 6.5% for a 10 year maturity) reflect the positive perception by the market of Michelin's fundamentals and financial rating.

This bond issue has been used to reimburse a number of short term banking loans as well as the subordinated debt. In October 2001, in light of the economic uncertainties anticipated for the end of the year and for 2002, following the September 11 attacks, the Group had cautiously drawn on its 905 million dollars subordinated credit line set up in 2000. Simulatenously, it had reimbursed a similar amount of short terms debts.

At June 30, 2002, the Group's debt was broken down as follows :

	Total	< 1 year	1 to 5 years	> 5 years
At June 30, 2002	100%	55,8%	37,8%	6,4%
At June 30, 2001	100%	19,9%	43,0%	37,1%

At June 30, 2002, 21% of the financial debt was at fixed rate with maturities over one year (against 9% at June 30, 2001), and 79% was at floating rate or at fixed rate with maturities of less than one year. Approximately 50% of the debt is denominated in Euros (against 30% at June 30, 2001) and 16% in US dollars (against 27% at June 30, 2001). The Group does not have any loan bearing a trigger clause.

At the same date, Michelin had 2.5 billion euros of credit lines with maturities of more than one year.

2.6.6 Summary of cash flow statement

The table below summarizes the change in indebtedness.

(In Millions of Euros)

Uses		Resources	
Net Investments	349	Cash Flow	636
Net financial investments	13	Increase in Shareholders' equity	31
Dividends	161	Increase in financial debt	6
Increase in cash position	762	Decrease in working capital	
	1 285		**1 285**

Variation of net financial indebtedness	
Total increase in cash position	(747)
Change in currency	(15)
Change in scope	0
Total decrease in cash position and cash equivalents	(762)
Reduction in financial debts	612
Change in current interest and miscellaneous	0
Increase in financial indebtedness (at constant exchange rates and scope)	**(151)**

2.6.7 Debt ratio

At 1.02, the net debt to shareholders' equity ratio is down compared with its level of December 31, 2001 and June 30, 2001.

This ratio remains within the optimal ratio set by the Group, ie the ratio which enables the optimization of the entire financing costs, taking into consideration the structure of its shareholders' equity, of its debt and the diversity of its industrial locations across the world.

The Group also follows another ratio, EBITDA / Net debt, which allows for a more dynamic vision of its debt. At June 30, 2002, this ratio was 47.2%.

	June 30, 2002	December 31, 2001	June 30, 2001
Net financial debt (In millions of Euros)	4 324	4,881	5,326
Stockholders' equity (In millions of Euros)	4 245	4,326	4,466
Net financial debt / Stockholders' equity	*1.02*	*1.13*	*1.19*
EBITDA / Net debt	47.2%	42.8%	36.1%

2.7 Cash Flow and free cash flow

At 8.1% of Net sales, the Group enjoys a level of cash flow which is largely above that of the major players of the tire industry.

(en millions d'euros)	1st Half 2002	2002	1st Half 2001
Cash Flow	636	1 323	623
Change in Working Capital	84	(60)	(407)
Flux net de trésorerie lié aux opérations d'investissement	(421)	(954)	(183)
Free Cash Flow	**300**	**308**	**33**

Group free cash flow improved noticeably at 300 million euros, compared to December 31, 2001, if one takes into account that it was however negative excluding the proceeds of the sale of Peugeot S.A. shares (early June 2001).

3 Ten-year key figures and ratios

(in EUR millions)	2001	2000	1999 pro forma
Sales	15,775	15,396	13,763
% change	2.5%	11.9%	10.2%
Average number of employees	127,467	128,122	130,434
Payroll costs	5,242	5,137	4,756
% of sales	33.2%	33.4%	34.6%
EBITDA (1)	2,091	2,170	2,127
Operating income	1,040	1,162	1,207
Operating margin (2)	6.6%	7.6%	8.8%
Net interest expense	(321)	(314)	(238)
Non-recurring items, net	(29)	(76)	(353)
Including restructuring costs	*(340)*	*(67)*	*(388)*
Income before tax	644	729	538
Income taxes	(330)	(290)	(213)
Effective tax rate	51.2%	39.9%	39.7%
Net income including minority interests	314	438	325
Net margin	2.0%	2.8%	2.4%
Dividends (3)	105	93	87
Net cash provided by operating activities (4)	1,263	1,017	1,014
Cash flow (5)	1,323	1,416	1,547
% of sales	8.4%	9.2%	11.2%
Capital expenditure (6)	1,150	1,201	1,252
% of sales	7.3%	7.8%	9.1%
Capital expenditure, net of disposals	1,089	1,091	1,003
Acquisitions of investments, net of disposals	(184)	166	255
Research and development costs	702	645	589
% of sales	4.4%	4.2%	4.3%
Net debt (7)	n.app.	n.app.	n.app.
Average borrowing costs	6.07%	6.54%	9.4%
Shareholders' equity including minority interests (8)	4,326	4,155	3,838
Debt-to-equity ratio	n.app.	n.app.	n.app.
Net debt + securitizations (9)	4,881	4,926	4,329
Debt-to-equity ratio including securitizations	113%	119%	113%
EBITDA/Net debt	41%	43%	47.2%
Net cash provided by operating activities/Net debt	30.6%	20.7%	23.4%
Interest expense (10)	311	324	419
Interest cover (Operating income/interest expense)	3.3	3.6	2.9
Free cash flow (11)	309	(241)	(300)
ROE (12)	7.4%	10.4%	8%
Target Economic Profit (13)	10.1%	11.4%	11.2%
Actual Economic Profit (14)	6.8%	8.3%	5.3%

Per share data

(in EUR)	2001	2000	1999 pro forma
Net assets per share (15)	29.7	28.5	26.2
Basic earnings per share, as published (16)	2.20	2.96	2.10
Diluted earnings per share, sa published (17)	2.20	2.96	2.10
P/E (18)	17	13	19
Net dividend per share	n.av.	0.80	0.71
Pay-out rate (19)	n.av.	27.0%	34.2%
Net dividend yield (20)	n.av.	2.3%	1.7%
Capital turnover rate (21)	108.3%	96.6%	104.7%

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
13,763	12,486	12,149	10,861	10,078	10,248	9,650	10,191
10.2%	2.8%	11.9%	7.8%	(1.7%)	6.2%	(5.3%)	(1.2%)
130,434	127,241	123,254	119,780	114,397	117,776	124,575	130,686
4,684	4,359	4,110	3,786	3,698	3,870	4,004	4,172
34.0%	34.9%	33.8%	34.9%	36.7%	37.8%	41.5%	40.9%
2,138	1,875	1,869	1,742	1,474	1,365	1,019	1,335
1,233	1,073	1,094	1,060	869	725	306	649
9.0%	8.6%	9.0%	9.8%	8.6%	7.1%	3.2%	6.4%
(245)	(220)	(229)	(214)	(261)	(276)	(419)	(411)
(353)	46	20	(129)	11	(83)	(434)	34
(66)	*(100)*	*(119)*	*(67)*	*(76)*	*(161)*	*(283)*	*(88)*
557	881	866	681	601	351	(560)	143
(374)	(308)	(239)	(207)	(150)	(143)	(43)	(145)
67.2%	34.9%	27.6%	30.3%	24.9%	40.8%	n.app.	n.app.
182	574	627	474	451	208	(603)	(2)
1.3%	4.6%	5.2%	4.4%	4.5%	2.0%	n.app.	n.app.
87	137	112	80	57	0.6	29	7
1,034	1,079	1,380	1,032	n.av.	n.av.	n.av.	n.av.
1,548	1,246	1,284	1,274	664	684	184	784
11.2%	10%	10.6%	11.7%	6.6%	6.7%	1.9%	7.7%
1,252	1,174	996	800	567	397	490	654
9.1%	9.4%	8.2%	7.4%	5.6%	3.9%	5.1%	6.4%
1,090	1,030	816	484	455	216	231	514
n.av.	n.av.	n.av.	n.av.	n.av.	n.av.	n.av.	n.av.
n.d.	n.d.	n.d.	n.d.	n.d.	n.d.	n.d.	n.d.
n.app.	n.app.	n.app.	n.app.	n.app.	n.app.	n.app.	n.app.
3,798	2,752	2,564	3,480	3,994	4,311	5,361	5,312
9.4%	12.7%	13.6%	10.9%	10.1%	11.5%	11.7%	11.7%
4,294	4,208	3,955	2,656	1,974	1,439	1,215	1,836
88%	65%	65%	131%	202%	300%	441%	289%
4,474	3,274	3,121	3,800	4,256	4,555	5,361	5,312
104%	78%	79%	143%	216%	317%	441%	289%
47.8%	57.2%	59.9%	45.8%	34.6%	30%	19%	25.1%
23.1%	32.9%	44.2%	27.2%	n.av.	n.av.	n.av.	n.av.
419	416	425	415	430	525	627	623
2.9	2.6	2.6	2.6	2.0	1.4	0.5	1.0
(413)	(90)	465	510	74	383	(201)	183
3.9%	13.7%	16.2%	18%	23.6%	14.8%	n.app.	0.7%
11.2%	11.7%	11.9%	n.av.	n.av.	n.av.	n.av.	n.app.
5.3%	10.5%	12.1%	n.av.	n.av.	n.av.	n.av.	n.app.

1999*	1998*	1997*	1996*	1995*	1994*	1993*	1992*
29.5	28.3	26.8	20.3	15.6	12.3	10.4	15.8
n.av.	n.av.	n.av.	n.av.	n.av.	n.av.	n.av.	n.av.
n.av.	n.av.	n.av.	n.av.	n.av.	n.av.	n.av.	n.av.
n.app.	n.app.	n.app.	n.app.	n.app.	n.app.	n.app.	n.app.
0.71	0.64	0.58	0.50	0.42	0.34	No dividend	0.23
62.6%	16.4%	12.6%	13.4%	11%	18.8%	n.app.	202.5%
1.7%	1.4%	1.1%	1.4%	1.3%	1%	n.app.	0.8%

* Former accounting rules

1. EBITDA: earnings before interest, tax, depreciation and amortization
2. Operating margin: operating income as a % of net sales
3. Dividends: dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.
4. Net cash provided by operating activities: cash flow + change in working capital
5. Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets
6. In 2001, excluding external growth transactions (SMW, EUR 167m)
7. Net debt: long and short-term debt – cash and cash equivalents
8. Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests
9. Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since Jan. 1, 2000.
10. Interest expense: borrowing costs for the year
11. Free cash flow: cash flow – change in working capital – net capital expenditure
12. ROE: net income/shareholders' equity
13. Target economic profit: see note 3.5
14. Actual return on capital employed: see note 3.5
15. Net assets per share: net assets / number of shares outstanding at December 31
16. Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.
17. Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.
18. P/E: Share price at December 31 / earnings per share
19. Pay-out rate: net dividend / earnings per share
20. Net dividend yield: net dividend / share price at December 31
21. Capital turnover: number of shares traded during the year / average number of shares outstanding during the year

n.app.: not applicable
n.av.: not available
n.d.: not disclosed

4 Stock Market data

4.1 The Michelin share

- Premier Marché of Paris Euronext
  Service à Règlement Différé
- Code Euroclear: 12 126
- Indexes:
  - CAC 40
  - Eurostoxx 100
- Weight in the index (as of July 20, 2002) :
  - CAC 40 : 0.72%
  - Eurostoxx 100 : 0.37%
- Par value: 2
- Transaction unit: 1
- Average daily transactions: 803,137 shares
- Market Capitalisation at June 30, 2002: 5.58 Billion

4.1.1 Number of shares and shareholding

	30 juin 2002	31 décembre 2001
Number of shares	**136,008,016**	**134,715,873**
Number of shareholders	195,688	153,918
Of which employee shareholding plan	*56,822*	-
Shares held through the employee shareholding plan	1,293,143	-
As a % of shareholders' equity	*0,95%*	-
Treasury shares held by C.G.E.M.	1,263,202	4,140,457
As a % of shareholders' equity	*0,93%*	*3,07%*
Other identified large shareholders	In May 2002, France's Société Générale declared to hold more than 5% of the shares and more than 7% of the voting rights. Also in May, Templeton Group declared to hold more than 6% of the shareholders'equity and more than 5% of the total voting rights.	

4.1.2 Net released earnings per share

In euros

June 30, 2002	2001	June 30, 2001	2000	1999**
1.70	2.20	2.64	2.96	2.10

** proforma

4.1.3 Net Dividend per share

In euros

2001	2000	1999**	1998*	1997*
0.85	0.80	0.71	0.64	0.58

* Former accounting methods
**Proforma

4.2 Evolution of the stock price of Michelin

4.2.1 Monthly transactions volumes

In euros	1st half 2002	2001	2000	1999	1998	1997
High	**45.05**	**43.50**	41.90	49.49	62.34	61.42
Low	**36.28**	**23.84**	30.10	30.30	28.51	41.89
Last price of the year	**41.03**	**37.05**	38.55	39.00	34.07	46.19
Market Capitalisation at the end of period (In billion)	**5.58**	**4.99**	5.19	5.25	4.59	6.32
Average daily transactions	**803,137**	**578,980**	514,485	561,436	561,933	545,646
Number of shares at the end of the period	**136,008,016**	**134,715,873**	134,715,873	134,715,873	137,715,873	136,892,968
Par value	**2**	**2**	2	2	2	2

4.2.2 The Michelin share in the 1st half 2002

Michelin enjoys true competive advantages on markets which are fundamentally strong and growing. Furthermore, the Group is able to rely on all the necessary human resources, financial, technological, and industrial assets to achieve its growth and profitability targets. This probably explains the resilience shown by the Michelin shares compared to its main competitors.

Because the strategy is clearly outlined, the fundamentals of the Group are increasingly better taken into consideration. The return on funds that were initially invested in TMT stocks is benefiting industrial groups such as Michelin which offer better visibility. The volatility and the current fall of the stock markets, however, continue to adversely impact individuals who invest for the long term.


135
125
115
105
95
85
75
65
Michelin
CAC 40
99
73
janv-02
févr-02
mars-02
avr-02
mai-02
juin-02
juil-02

Comparison of Michelin and the CAC 40 index (January 2, 2002 = base 100 – last cotation: July 19, 2002)


150
140
130
120
110
100
90
80
70
60
50
Bridgestone
Michelin
Goodyear
115
99
67
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02

Comparison of Michelin and its major competitors (January 2, 2002 = base 100 – last cotation: July 19, 2002)


400
350
300
250
200
150
100
50
0
Michelin
CAC 40
166
142
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Comparison of Michelin and the CAC 40 index (01/02/1990 = base 100 – *last cotation:* July 19, 2002)

4.3 General Partners

Edouard Michelin
René Zingraff
Société Auxiliaire de Gestion S.A.G.E.S.

4.4 Supervisory Board

Eric Bourdais de Charbonnière
President
Member of the Supervisory Board of Oddo & Cie

François Grappotte
Chairman and CEO of Legrand
Member of the Board of France Telecom and BNP Paribas
Member of the Banque de France Advisory Board

Pierre Michelin
Division Director Groupe Bull

Grégoire Puiseux
Member of the Supervisory Board of Manufacture Française des Pneumatiques Michelin
Supervisor for Compagnie Financière Michelin

Edouard de Royère
Honorary Chairman and Member of the Board of L'Air Liquide SA
Member of the Board of Danone, L'Oréal, Sodexho Alliance,
Sodexho Marriott Services Inc,Solvay, Fimalac et Wanadoo
President of Association Nationale des Sociétés par Action (ANSA)

4.5 Managing Partners

Edouard Michelin
René Zingraff

According to the CGEM's charter, Mr François Michelin left office as co-partner after more than 40 years managing the company.

4.6 Group Executive Committee

Michel Caron	Quality, Supply-chain, Information systems, Audit, ViaMichelin, Aircraft, Travel publications
Thierry Coudurier	Truck, Distribution networks, Africa Middle-East
Hervé Coyco	Passenger car / light truck
Jean-Marc François	Asia - Pacific
Jim Micali	North America
Didier Miraton	Technology Center
Jean Moreau	Human Resources
Michel Rollier	Finances, Legal
Christian Tschann	Europe
Bernard Vasdeboncoeur	Speciality tires, South America, Purchasing

4.7 Information to the shareholders

Michelin is keen to establish strong relationships based on confidence and transparency with its shareholders, by keeping them informed always faster and more thouroughly.

As all the shares are in a registered form, the Company can directly inform each shareholder. They have at their disposal several means of information, among which a Letter to Shareholders (3 times a year), a detailed annual report and a daily updated web site : www.michelin.com.

During the first six months of 2002, Michelin organized in Marseilles an individual shareholders's meeting, which brought together about 800 persons.

The general Shareholders' meeting took place on May 17, 2002 in Clermont-Ferrand. It was held on first notice with a quorum of 56%; which proves, if need be, the deep relationship existing between Michelin and its shareholders.

In April 2002, about 50 analysts and investors have been invited to a dedicated seminar in Birmingham. It was held by Michelin in collaboration with its European distribution network Euromaster. It was the opportunity to explain the strategy of the Truck product-line : focusing on service to the fleets and giving value to the technical qualities of its products and casings.

4.8 Financial calendar

- Net sales at September 30	October 24, 2002
- 2002 net sales	February 5, 2003

This schedule is subject to change.

5 Consolidated accounts at June 30, 2002

5.1 Consolidated statement of income at 30.06.2002, 30.06.2001 and 31.12.2001

(in thousands of euros)	June 30, 2002	June 30, 2001	December 31, 2001
OPERATING REVENUE	8,025,611	7,919,729	16,287,494
Net sales	7,820,965	7,710,019	15,774,608
Reversals of allowances	11,592	10,265	21,216
Other operating revenues	193,054	199,445	491,670
OPERATING EXPENSES	(7,456,027)	(7,428,851)	(15,247,323)
Purchases used in production	2,598,841	2,589,825	5,585,622
Payroll costs	2,690,602	2,680,304	5,241,525
Other operating expenses	1,575,746	1,573,717	3,232,384
Taxes other than on income	116,776	114,677	232,054
Depreciation and amortization	456,533	461,065	937,961
Charges to allowances and provisions	17,529	9,263	17,777
OPERATING INCOME	569,584	490,878	1,040,171
NET INTEREST EXPENSE	(123,026)	(163,177)	(320,779)
OPERATING INCOME FROM ORDINARY ACTIVITIES	446,558	327,701	719,392
NET NON-RECURRING EXPENSES	(10,529)	281,649	(28,906)
INCOME TAXES	(161,130)	217,126	(329,712)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	274,899	392,224	360,774
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(5,492)	(4,810)	(12,834)
AMORTIZATION OF GOODWILL	(15,276)	17,907	(33,996)
NET INCOME BEFORE MINORITY INTEREST	254,131	369,507	313,944
Minority interest	24,686	13,720	17,977
NET INCOME	229,445	355,787	295,967
Basic earnings per share	1.70	2.64	2.20
Diluted earnings per share	1.70	2.64	2.20

5.2 Consolidated balance sheet at December 31, 2001

	June 30, 2002	Dec 31, 2001	June 30, 2001
Issued, uncalled capital	**0**	**0**	0
FIXED ASSETS			
Goodwill	**290,163**	**319,408**	282,196
Intangible assets	**112,325**	**114,739**	117,791
Property, plant and equipment	**5,928,066**	**6,409,851**	6,205,314
Investments	**422,920**	**415,561**	489,274
Investments at equity	**63,995**	**77,576**	84,304
	6,817,469	**7,337,135**	7,178,879
CURRENT ASSETS			
Inventories	**3,055,355**	**3,302,052**	3,853,895
Trade receivables	**3,293,247**	**3,389,533**	3,611,961
Other receivables, prepaid expenses and accrued income	**2,419,114**	**2,414,141**	2,617,349
Cash equivalents	**253,791**	**176,389**	
Cash	**1,432,307**	**762,625**	
	10,453,814	**10,044,740**	10,748,476
TOTAL ASSETS	**17,271,283**	**17,381,875**	**17,927,355**

	June 30, 2002	Dec 31, 2001	June 30, 2001
SHAREHOLDERS' EQUITY			
Common stock (1)	**272,016**	**269,432**	**269,432**
Paid-in capital in excess of par (1)	**1,648,671**	**1,609,476**	**1,609,476**
Retained earnings (2)	**2,021,251**	**2,117,475**	**2,267,570**
	3,941,938	**3,996,383**	**4,146,478**
MINORITY INTERESTS	**303,428**	**329,540**	**320,075**
SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	**4,245,366**	**4,325,923**	**4,466,553**
PROVISIONS FOR CONTINGENCIES AND CHARGES	**3,705,545**	**3,958,649**	**3,913,622**
LIABILITIES			
Subordinated debt	**0**	**1,026,598**	**0**
Long and short term debt	**6,010,253**	**4,793,869**	**5,990,798**
Trade payables	**1,302,960**	**1,451,246**	**1,450,639**
Other payables, deferred income and accrued expenses	**2,007,159**	**1,825,590**	**2,105,743**
	9,320,372	**9,097,303**	**9,547,180**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**17,271,283**	**17,381,875**	**17,927,355**
1) Parent company			
2) Including net income for the year	229,445	295,967	355,787

5.3 Consolidated statement of cash flows, at June 30, 2002

Michelin Group – in thousands of euros	1ST HALF 2002	FULL YEAR 2001	1ST HALF 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
- Net income before minority interests	**254,131**	313,944	369,507
Adjustments to reconcile net income before minority interests to net cash provided by operating activities :			
- Depreciation	**483,889**	976,877	480,690
- Allowances, provisions and deferred taxes	**(89,243)**	326,398	60,510
- Net gains on disposal of assets	**(10,463)**	(290,702)	(285,691
- Other	**(1,983)**	(3,911)	(1,589)
Cash Flow	**636,331**	**1 322 606**	623,427
- Change in inventories	**59,261**	281,063	(158,818)
- Change in receivables	**(89,051)**	(3,795)	(121,881)
- Change in payables	**(45,204)**	(218,294)	(152,302)
- Other changes in working capital	**159,406**	(119,060)	25,628
Net change in working capital	**84,412**	**(60 086)**	(407,373)
Net cash provided by operating activities	**720,743**	**1 262 520**	**216,054**
CASH FLOWS FROM INVESTING ACTIVITIES			
- Additions to property, plant and equipment and intangible assets	**(371,469)**	(1,316,714)	(507,698)
- Additions to investments	**(115,546)**	(240,270)	(113,790)
Total	**(487,015)**	(1,556,984)	(621,488)
- Proceeds from disposals of property, plant and equipment and intangible assets	**22,040**	60,734	21,015
- Proceeds from disposals of investments	**102,636**	424,499	381,673
Total	**124,676**	485,233	402,688
Net investment for the period	**(362,339)**	(1 071 751)	(218,800)
Impact of changes in Group structure	**297**	(4 268)	(4,012)
Net change in working capital	**(58,654)**	121 931	39,816
Net cash (used) provided by investing activities	**(420,696)**	(954 088)	**(182,996)**
CASH FLOWS FROM FINANCING ACTIVITIES			
- Employee shareholding plan	**27,032**		
- Dividends paid to parent company shareholders	**(113,435)**		(104,662)
- Other dividends paid	**(47,809)**	104,662)	(73,389)
Total	**(134,212)**	(78,087)	(178,051)
Change in long and short term debt	**612,079**	(182 749)	182,749
Net change in working capital	**(15,717)**	(162 619)	(182 749)
Net cash (used) provided by financing activities	**462,150**	39 743	**(302,416)**
Effect of exchange rate changes on cash and cash equivalents	**(15,113)**	(305 625)	4,152
Change in cash and cash equivalents	**747,084**	5 730	**(265,206)**
Cash and cash equivalents at beginning of period	**939,014**	8 537	**930,477**
Cash and cash equivalents at the period end	**1,686,098**	930 477	**665,271**
o/w - Cash	1,432,307	762,625	503,377
- Cash equivalents	253,791	176,389	161,894

5.4 Notes to the interim financial statements at June 31, 2002

5.4.1 CONSOLIDATION PRINCIPLES

The consolidated financial statements for the first half 2002 have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

5.4.2 ACCOUNTING PRINCIPLES AND VALUATIONS OF ASSETS

The interim consolidated accounts for the period ended June 30, 2002, have been prepared and presented in accordance with the accounting rules and with due regard to the principles of prudence, separation of accounting years and continuity of trading. When required, expenses arearbitrarily booked in monthly installments for those of an annual nature and following estimates when it is deemed necessary.

5.4.3 CHANGE IN THE SCOPE OF CONSOLIDATION

Changes in the scope of consolidation since December 31, 2001 had no significant impact.

5.4.4 CHANGE IN TREASURY STOCK

Treasury stocks held by Compagnie Générale des Etablissements Michelin were, during the first half, reduced by 2 877 255 shares.

5.4.5 EMPLOYEE SHAREHOLDING PLAN

Within the framework of this worldwide plan, 1 292 143 shares with a par value of 2 euros have been issued, on June 28, 2002 at 35 euros per share. The impact on the consolidated shareholders' equity, net of the abondement and of the cost of issuance, amounts to 27 million euros.

5.4.6 MICHELIN SHARE STOCK OPTION PLAN

On May 19, 2002, 716 600 stock options were givent to members of the management and to executives in France and abroad. The price for each option which become exercisable from May 19, 2006, has been set at 44 euros.

5.4.7 FINANCING

In March, Michelin Finance Luxembourg S.A. (MIFILUX) issued a dual tranche euro bond, guaranteed by Compagnie Financière Michelin:

- a first tranche of Euro 1,000 million fixed rate bonds maturing in 2009 of which 750 million euros have been swapped to variable rates
- a second tranche of Euro 500 million fixed rate bonds maturing in 2012.

5.4.8 SECURITIZATION PROGRAM OF RECEIVABLES

The Michelin Group has extended to part of Europe its program of disposal and of securitization of trade receivables. The total amount of the corresponding financing is 550 million US dollars at June 30, 2002 in the USA and 555 million euros in Europe.
The ad hoc vehicles which have been set up for this purpose are consolidated in the accounts. The trade receivables, the corresponding financing and the associated risks are therefore booked in the Group's balance sheet.

5.4.9 SEGMENT REPORTING (in thousands of euros)

Segments	Passenger Car / Light Truck	Truck	Other activities	Intra-segment eliminations	Total
			June 30, 2002		
Net sales	3,995,159	1,934,266	2,303,740	- 412,200	**7,820,965**
Operating income	356,487	214,518	- 1,421		**569,584**
			June 30, 2001		
Net sales	3,874,648	1,905,591	2,350,005	(420,225)	**7,710,019**
Operating income	299,468	171,244	20,166		**490,878**
			December 31, 2001		
Net sales	7,982,179	3,915,259	4,901,194	(1,024,024)	**15,774,608**
Operating income	711,110	342,976	(13,915)		**1,040,071**

5.4.10 INCOME STATEMENT ANALYZED BY FUNCTION 1ST HALF 2002, 1ST HALF 2001 AND FULL-YEAR 2001 (in thousands of euros)

	30.06.2002	30.06.2001	31.12.2001
Net sales	**7,820,965**	**7,710,019**	**15,774,608**
Cost of goods sold	5,539,227	5,528,262	11,325,016
Gross margin	**2,281,738**	**2,181,757**	**4,449,592**
Selling, general and administrative expenses	1,712,154	1,690,879	3,409,421
Total operating expenses	7,251,381	7,219,141	14,734,437
Operating income	**569,584**	**490,878**	**1,040,171**
Interest expenses	-123,026	-163,177	-320,779
Income from ordinary activities from fully consolidated companies	**446,558**	**327,701**	**719,392**
Non recurring expenses	-10,529	281,649	-28,906
Income tax	-161,130	-217,126	-329,712
Income of fully consolidated companies after taxes	**274,899**	**392,224**	**360,774**
Equity in net income (loss) of affiliates	-5,492	-4,810	-12,834
Amortization	-15,276	-17,907	-33,996
Net income	**254,131**	**369,507**	**313,944**
Of which group share	*229,445*	*355,787*	*29, 967*

5.4.11 OFF BALANCE SHEET COMMITMENTS

The Group's commitments have not been materially affected since the closing of the accounts for the year 2001.

6 Major events in the 1st half 2002

6.1 Press releases

6.1.1 January 30, 2002 : the 35 hour working week agreement is confirmed by the Tribunal de Grande Instance of Clermont-Ferrand

In its decision , the « Tribunal de grande instance » in Clermont-Ferrand confirmed the validity of the 35 hour working week agreement, which had been signed at Manufacture française des pneumatiques Michelin, the Group's main French operation. The CGT trade union' request, which had filed for the cancellation of this agreement, was dismissed.

This agreement, signed with the CFDT trade union, had been approved by close to 60% of personnel in a referendum which took place on March 29, 2001. 95% of the personnel took part in the vote. The agreement was enforced on May 1st 2001 and introduced a new working organization. This organization includes 10 to 15 extra holidays, depending upon individual situations, an average 4% pay increase for 2001, 1 000 new job hires to compensate for the worl time reduction. An Early Retirement Plan (« convention de cessation anticipée d'activité ») will lead to 4,900 employees retiring early by end of August 2006 and 2,000 new hires.

6.1.2 February 12, 2002 Michelin presents « The Tire », a unique series

This series, developed in close collaboration with the experts working in the Technological Centres, puts into form Michelin's tyre expertise.

It is mainly aimed at OEMs, road professionals, academics and the press. These key players are the most likely to contribute to public awareness of the importance of tires for safety, for the conservation of the environment and for the economy. Each volume deals with one or two performances of a tire. Grip, mechanical and noise comfort are the respective themes developed in volumes 1 and 2 of this series. This work will also further Michelin's ambition to become the reference with respect to technical communications in the field of tires.

6.1.3 March 28, 2002 : Michelin makes successful eurobond market debut with a dual tranche benchmark transaction

Michelin Financière Luxembourg (MiFiLux), a Michelin's financing vehicle announced that it successfully completed the placing of the benchmark dual tranche Euro bond offering guaranteed by Compagnie Financière Michelin. The transaction comprises Euro 1,000 million fixed rate bonds maturing in 2009 and Euro 500 million fixed rate bonds maturing in 2012. The proceeds of the issue will be used to refinance bank debt and lengthen the maturity of the debt profile.

The issue has been rated BBB+ (stable outlook) by Standard & Poor's and Baa1 (stable outlook) by Moody's credit rating agencies. The bonds are listed on the Luxembourg stock exchange.

6.1.4 May 14, 2002 : More than 64 % of Michelin employees subscribed to the worldwide shareholding plan

From April 11 to 30 inclusive, close to two out of three employees chose to become Michelin shareholders by subscribing to the shareholding plan. This plan was offered to close to 100 000 people in sixteen countries in Europe, North America, South America, Africa and Asia. In China, where a specific bonus plan was offered, 93 % of all employees participated.

In all, 64.2 % of Michelin employees responded positively to the offer. This substantial percentage places Michelin well ahead in terms of scores obtained by a company in the industrial sector for the launch of a first employee shareholding plan.

For this first tranche of the shareholding plan, more than 1,600,000 shares were requested, which represents 23 % more than the number of shares offered (1,300,000 shares were offered, that is to say 0.96 % of the capital). Thus, in average, each subscriber requested 27 shares, well above the 20 shares for which a company participation could apply. In 2003, a second subscription phase will be offered so that employees who were not involved in the first phase are able to take advantage of a shareholding plan.

6.1.5 May 21, 2002 : Michelin and Bandag settle lawsuit

Michelin North America, Inc., Michelin Retread Technologies, Inc. and Bandag, Inc reached a settlement in their ongoing litigation. As a result of the agreement, all parties have renounced their claims. Michelin and Bandag have agreed to dismiss all financial claims against all parties. This agreement brings to an end the trial in the U.S. District Court in Des Moines, Iowa that began May 13, 2002.

6.1.6 May 29, 2002 : Group Michelin will not renew its original equipment tire shipment contract with General Motors in Europe

Michelin has reached the conclusion that its strategy is no longer compatible with General Motors' purchasing policy. Consequently, Michelin will not renew its original equipment tire shipment contract with General Motors Europe which expires on July 31, 2002.

When establishing its 2002 objectives, Michelin had taken into account a possible non renewal of this contract. Therefore this decision will not impact the Group's 2002 forecasted results. The applicable industrial capacities will be progressively redeployed to serve other market needs.

6.1.7 June 11, 2002 : Challenge Bibendum 2002, the international event for sustainable mobility

The 4th edition of the Challenge Bibendum 2002 will take place this year from September 22 to 25 in Europe from Heidelberg (Germany) to Paris (France), via the Hockenheim circuit and the European Parliament in Strasbourg.

Every year, at the initiative of Michelin, the Challenge Bibendum presents the most environmentally-friendly innovations from the world's largest vehicle manufacturers, equipment manufacturers and energy suppliers through a series of tests : pollution analysis, noise, performance, safety and design. ADAC (the German automobile club), one of the largest consumer association worldwide, is this year Michelin's main partner.

True partner of mobility, through this challenge Michelin now offers all those involved in the automotive and transportation sectors an opportunity to develop and evaluate the performance of their safest and cleanest technologies to meet the challenge of sustainable mobility

6.1.8 July 2, 2002: the Riom court of appeal confirms the 35 hour week agreement

In its decision the Riom Court of Appeal confirmed the validity of the 35 hour working week at Manufacture française des pneumatiques Michelin, the Group's main French operation. CGT was dismissed. On January 30, CGT, which had requested the cancellation of the agreement, had already been dismissed by the Clermont-Ferrand « Tribunal de Grande Instance ». It had appealed this decision.

For the past 3 years, Michelin has developped a contractual policy in order to help change social relations in the company. Since the agrrement on the 35 hour working week, 7 other agreements were signed between the management and several trade unions. This includes an agreement on an incentive profit - related bonus as well as an agreement on early retirement. In the wake of such contractual discussions, discussions will be opened on the way union rights are exercized in the company. The initial meeting will take place on September 12, 2002.

7 Contacts

Michelin
Place des Carmes-Déchaux
63040 Clermont Ferrand Cedex 9
FRANCE

Press		
Fabienne de Brébisson	Telephone	33 (1) 45 66 10 72
	Fax	33 (1) 45 66 15 53
	e-mail	*fabienne.de-brebisson@fr.michelin.com*
Institutional investors and financial analysts		
Eric Le Corre	Telephone	33 (1) 45 66 10 04/ 33 (4) 73 32 77 92
	Fax	33 (1) 45 66 13 19/ 33 (4) 73 32 27 16
	e-mail	eric.le-corre@fr.michelin.com
		investor-relations@fr.michelin.com
Laurent Cavard	Telephone	33 (4) 73 32 18 02/ 33 (1) 45 66 11 07
	Fax	33 (4) 73 32 27 16/ 33 (1) 45 66 13 19
	e-mail	laurent.cavard@fr.michelin.com
		investor-relations@fr.michelin.com
Individual shareholders		
Jacques Thonier	Telephone	33 (4) 73 98 59 00
	Fax	33 (4) 73 98 59 04
	Free line	0 800 00 02 22 (In France only)
Web site		http://www.michelin.com

MICHELIN

Investor Relations

46, avenue de Breteuil
75007 Paris
Place des Carmes Déchaux
63000 Clermont-Ferrand
www.michelin.com

MICHELIN

SEC File #82-3354

MICHELIN

PRESS RELEASE

July 30, 2002

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

FIRST HALF 2002 EARNINGS

MICHELIN'S OPERATING INCOME UP 16%

NET DEBT IS REDUCED BY ONE BILLION EUROS

Group sales increase by 1.4% in markets that are globally as depressed as in 2001, less difficult than expected in Original Equipment, more deteriorated, however, in Replacement.

The implementation of its strategy of focused growth, a controlled monitoring of all its business activities and the continuation of its internal improvements, together with the sharp drop in raw material purchasing costs in the second half 2001 enabled Michelin to raise its operating margin by 1 point to 7.3%.

Discipline and tight management of inventories made it possible to reduce them by 3 points, to 19.5% of sales. Free cash flow becomes a positive 300 million euros. Net debt fell down to 4.3 billion euros, against 5.3 billion euros a year ago.

At 254 million euros, net income shows a strong increase compared to that of June 30, 2001, excluding the capital gain on the disposal of PSA shares.

For the second half, the Group is still anticipating a challenging and uncertain environment. However, provided tire markets, raw material prices and exchange rate parities do not deteriorate further, and taking into consideration the internal improvements already achieved in the first half, Michelin raises its annual operating margin target from 6.7% - 7.4% to 7.0% - 7.4% for 2002.

In millions of euros	June 30, 2002	Change 2002 / 2001	June 30, 2001
Net sales	7,821	+1.4%	7,710
Operating income	569.6	+16%	490.9
Operating margin as a % of net sales	7.3%		6.4%
Net income	254.1	-31.2%	370
Net income, excluding the capital gain on the disposal of the PSA shares	254.1	+279%	67

The rules and methods applied for the establishment of the consolidated accounts at June 30 2002 are in accordance with the accounting rule 99-02 of the French Board of Accounting Standards ("Comité français de la Réglementation Comptable").

Net sales increase by 1.4% in markets that are globally as depressed as in 2001, less difficult than expected in Original Equipment, more deteriorated, however, in Replacement.

The **1.4%** increase of Net Sales can be broken out in the following way :

➢ A **–1.1% negative** impact due to **currency fluctuations**.

In spite of the sharp fall in the dollar compared to the euro in June 2002, the average euro / dollar exchange rate was stable on a half on half basis. On the other hand, the severe depreciation of certain currencies, such as the Argentinean Peso (-78%), the Japanese yen (-7%) or the Candian Dollar (-2,5%) have affected the consolidation in euros of the sales generated in these countries.

➢ A **1.5% positive** impact due to the growth of **volumes** sold.

Group sales volumes are up 2%. They reflect the market shares gained by the Group and the relative rebound in North American markets compared to a very difficult 1st half 2001. The first six months of 2002 have suffered from markets globally as depressed as in 2001, and well below their 2000 levels.

It is worth stressing that the strong volatility of the North American Replacement markets, Truck and Passenger Car / Light Truck that prevailed last year – and that were linked to a variety of specific factors – leads to bases that are favorable on a semester to semester comparison.

- In **Passenger Car / Light Truck, Replacement** markets have been contrasted.

  If mature markets, in Europe and in North America, are stable at best, the South American market shows a marked decline. Those of Asia and of the Middle East are up strongly.

  In Europe, the replacement market remained stable year on year. The evolution of each segment for the past several years – strong progress in highly profitable markets (High Performance: +11%, 4x4 : +15%), decline of the « Mass market » - continued. The progress in Group sales amplifies these trends and leads to a significantly richer brand and product mix. The winter tire market has gone up 26%. Even though the 1st half traditionally only accounts for 10% of winter tire sales, this positive trend demonstrates that inventories at dealers have been cleared at the end of 2001.

  In North America, the **Replacement market** is down only 0.8% over the first half 2001. It is worth mentioning that in June, the market had lost 17%, in particular on the SUV market. This can be partly explained by an unfavourable comparison with the second half 2001 that marked the start of the recall of 13 million Firestone tires organised by Ford. In spite of this unstable environment, the Group managed to raise its market share and its product mix.

  Group sales in **Asian markets** are also expanding strongly. In particular, the Group registered an excellent commercial performance in China : this is driven by the success of the Group's multi-brand policy and to the excellent complementarity between the Michelin and Warrior brands.

  In **South America**, the markets reflect the difficulties of the local economies. The sizeable drop in Michelin's sales is the consequence of its firm policy on prices and of the deliberate reduction of exports to this area.

  In the **Africa / Middle East** region, the Group also made progress.

  On a slightly down **Original Equipment market, in Europe**, the decline of almost 11% of the Group's sales is the consequence of its policy aimed at refocusing on the most profitable segments. As a consequence, sales in High Performance and in 4x4 tires are significantly up.

  In **North America**, Michelin's Original Equipment sales have grown much faster than the market. The latter, in addition to a favorable basis for comparison, has been strongly fuelled by the aggressive commercial policies of American car manufacturers. As in Europe, the Group benefited from the leverage on its strategy of focused growth: its sales in the "SUV" and in the "Performance" segments show again, in the 1st half, increases above that of these market segments.

- **In Truck, Replacement markets** have shown no dynamism, either in Europe or in North America.

  In **Western Europe**, the market is down 3.5% which can be explained by the general sluggishness of all the Western European economies. Furthermore, June has been characterized by a steep market decline, of about 8%. This was partly caused by the pressures on supply which the Group experienced, more specifically in countries where it enjoys the strongest positions (France, Spain and Italy). Year on year, Michelin captures market shares in Michelin branded tires as well as in other brands.

  In Eastern Europe, the markets continue to increase, essentially within the radial segment. In spite of the difficulties encountered by the Group to meet with demand in Western Europe, its market share remained stable, for Michelin branded tires as well as for the other Group brands (Taurus, Kormoran et Riken).

  In **North America,** the **Truck tire Replacement** market increased by 3.8% in the 1st half 2002. This performance should, however, be put in perspective with the 11% fall of the 1st half 2001. Affected by the vulnerable financial situation of numerous fleet operators, the market looks still set to stabilize at a low level: –7.1% compared to its level of 2000. In this context, the Group regained most of the market shares it had lost in the 1st quarter 2001. In addition, the March 2002 price increases in the Michelin and BF Goodrich brands are holding up.

  In **Truck tire Original Equipment**, the decline of the North American and European markets turned out to be less marked than the Group had anticipated.

  Down 7.1% year on year, the **European Original Equipment** market started bouncing back in the 2nd quarter 2002, with a 3.7% growth rate compared to the same period in the previous year. Western Europe faces a significant fall in truck registrations that can be estimated at –12% in this area. But the sales and the production of trucks have been stimulated by the strong exports to the Middle East, Asia and Russia, which the Group was able to take advantage of.

  In **North America**, following the collapse of the second quarter 2000 and all throughout 2001, the market enjoyed a significant rebound in the 2nd quarter 2002. This turn around can be for the most part explained by the introduction, as of October 2002, of new regulations, enacted by the Environment Protection Agency (EPA), on the emissions of nitrous oxides by trucks. This regulation which requires, through aggressive timing, heavy constraints onto fleet operators, has triggered a wave of advance purchases of new trucks. Furthermore, the exhaustion of the inventories of second hand trucks which had negatively impacted sales in 2001 also helped the market to start recovering.

  In this environment, thanks to its strong presence with the market's most dynamic manufacturers, Michelin increases its market shares.

- In **South America,** the important decline in the market reflects the patent economic crisis in Argentina, now extending to Venezuela as well, and which seems to be gradually spreading over to Chile and to Brazil. Within this context of a decoupling of South American currencies from the dollar and the euro, the Group has stuck to its firm policy on prices, like in Passenger Car / Light Truck. This generated some erosion of its market share.

- In **Asia**, the Group recorded very significant gains in Thailand and in Australia. But it is in China (40% of the market in this area) that Michelin was able to achieve a remarkable sales performance in Original Equipment and in Replacement as well on a radial market which is growing rapidly.

➢ A **0.6 % positive price / mix** effect, measured at constant currency rates.

The price-mix effect continued to progress in the 1st half 2002, thanks to the steady improvement of the Group's product mix and to the positive impact of price increases in North America and in Europe.

These positive factors, however, which are the consequences of the Group's focused growth strategy and of its policy aiming at extracting better value for its products, are partly hidden by the relative stability of the mix between Original Equipment (OE) and Replacement which is in contrast to the rapid drop in the weight of OE within the Group's sales in 2001. This phenomenon explains the more modest progress in price-mix in the 1st half 2002, after the rapid improvements of 2001.

➢ Finally, a **0.5%** positive **scope** effect

It takes into account the consolidation since December 31, 2001 of

- the activities of the joint-stock company Shanghai Michelin Warrior (SMW), formed in April 2001 in China, and
- Michelin Romania (formerly TOFAN), acquired in early August 2001.

Operating margin gains 1 point compared to the 1st half 2001

In this environment marked by markets as challenging as in 2001, operating income jumps 16%, whereas sales are up by only 1.4%. This remarkable difference can be credited to the profound internal transformation that the Group has been implementing and constantly improving over the past several years. They are reflected, in particular in the steady progress made by the value of its products, which is the result of the priority given to the positioning on the high added value segments.

Strict monitoring of inventories continued. Excluding the impact of currency fluctuations, they are down 436 million euros, or more than 3 points of sales : 19.5% against 22.9% in the 1st half 2001.

In addition, Michelin took further advantage from the restructuring programs implemented since 1999. If the program to improve competitiveness in Europe is almost completed, the « Call to Action » plan that was commenced last year in North America and is being implemented today. At June 30, 2002, the Group is ahead of the scheduled 2 000 headcount reduction and 200 million dollars cost reduction plan to be finished by year-end 2004.

Lastly, the 6% decline of raw material purchasing costs in the 1st half 2001 has also significantly contributed to the improvement of the operating margin : at 7,3% of sales, it gains more than 1 point compared to the 1st half 2001.

On a comparable basis, net income is up 279% compared to the 1st half 2001.

Rising from a strongly increasing operating income, net income is 254 million euros.

The sharp hike benefits from the close to 30% fall in the interest expense line compared to the 1st 2001. This decline which dates back to 2001, can notably be explained, in the 1st half under review, by the 1 billion euros decrease in net indebtedness. Net debt now stands at 4.3 billion euros. This is combined with the favorable impact of the Group's debt structure, mostly in floating rates.

Over the 1st half, exceptional income should not be compared to that of last year without taking into account the net capital gain (303 million euros) from the disposal of the 2.8% stake in Peugeot S.A.

Lastly, the average tax rate, after an exceptionally high 49.7% for fiscal year 2001, drops back to a more usual level 37.2% compared with the rate at June 30, 2001 (36%).

It is more appropriate to compare this semester's net income to last year's after deducting the capital gain (303 million euros) from the disposal of the 2,8% stake in Peugeot S.A., i.e. a net income of 67 million euros. This year's increase then becomes +279%.

Michelin strengthened its balance sheet in the 1st half

Without endangering either its industrial assets or its production capacities, Michelin is today able to generate 300 million euros of free cash flow (compared to 309 million euros for full year 2001).

At 3.3 billion euros, account receivables decrease by more than 300 million compared to June 30, 2001. During the 2nd half 2001, the Michelin Group extended to Europe its securitization program of account receivables. As a consequence, the corresponding financing amounts to 550 million US dollars in the US and to 555 million euros in Europe. The total amount of these operations, which reflect an active management of the Group's financings, is appropriately and entirely booked on the Group's balance sheet. The decline of this line is therefore an improvement and not in any way due to off balance sheet transactions.

The decrease in trade receivables, the reduction in inventories and the positive evolution of account

payables generate a better working capital for the Group.

Investment in tangible and in intangible assets amount to 371 million euros, in line with the 1 billion target set by the Group for 2002.

Financial debt went down to 4.3 billion euros, which results in a gearing ratio with a noticeable improvement, from 1.19 at June 30, 2001 to 1.02 this year.

In March, Michelin Finance Luxembourg S.A. (MIFILUX) issued a 1.5 billion euros dual tranche euro bond, guaranteed by Compagnie Financière Michelin. This issue was successfully placed with European bond investors. The funds which were raised allowed for the refinancing of the existing bank debt (among which the reimbursement of the subordinated debt) and for longer average maturity for the Group's debt. The structure of the net indebtedness went from a majority of debt with maturity below 1 year (56%) at June 30, 2001, to 37% with maturity of 5 years and more and 43% between 1 and 5 years.

Also, with respect to the balance sheet, it is worth remembering that, as of December 31, 2001, in countries and plans for which there is a minimum legal funding obligation, all funds had assets above the minimum legal requirements.[1].

Segment reporting

	Net sales			Operating income		Operating margin	
	1st half 2002			1st half 2002		H1 2002	H1 2001
	M	% of total	2002/2001	M	% of total		
Passenger Car / Light Truck	**3,995**	**51.1%**	+3.1%	**357**	**62.6%**	**8.9%**	7.7%
Truck	**1,934**	**24.7%**	+1.5%	**215**	**37.7%**	**11.1%**	9.0%
Other activities	**2,304**	**29.5%**	-2.0%	**-2**		**-0.1%**	0.9%
Intra-segment eliminations	**412**			-	-	-	-
Group	**7,821**	**100**	+1.4%	**570**	**100**	**7.3%**	6.4%

Steady strengthening of Passenger Car / Light Truck

The operating margin further improves 1.2 point compared to the first half 2001.

It is due to the following factors :

- the noteworthy improvement in the quality of the market share, in Europe, in North America and in Asia;
- The permanently richer category and brand mix;
- The positive pricing environment;
- The cost cutting measures;
- The favorable impact of raw materials after their purchasing cost declined in the second half 2001.

These satisfactory results prove, if need be, how appropriate is the strategy of refocusing that the Group has been following for several years. By a better balancing of sales between Original Equipment and Replacement, by putting emphasis on high value added segments, while remaining present on the mass market, by looking for adequate pricing for the value brought by products to customers, this move helps improve the Group's profitability.

[1] Additional information on retirement and other post employment deferred benefits in the Michelin Group can be found in the detailed report that supplements the interim accounts and that is available upon simple request to the Investor Relations Department.

Recovery in the Truck tire segment

The actions taken in 2001 to lower its breakeven point, in challenging market conditions, have enabled Michelin's truck tire business to take full leverage of markets which, globally, turned out to be less depressed than the Group had feared.

The implementation of a policy of inventories better aligned with demand and the increased production flexibility have made it possible for the operating margin to show more than 2 points of gain. Sales volumes in Original Equipment have been quite bigger than expected, which has created some pressure on the supply side.

Michelin's market shares remained stable, or improving, in Original Equipment and in Replacement.

Like the Passenger Car / Light Truck tire segment, the Truck tire business has also taken advantage of the decline in raw materials purchasing costs in the 2nd half 2001.

Decline in the operating margin of the other activities

If most of the other industrial tire activities making up the segment have had better performances, distribution, in Europe, has been confronted with the deterioration of the Truck tire replacement markets.

Quite difficult market conditions for the steel wheel and the continuing development costs of ViaMichelin have also affected the operating margin of the other activities.

Outlook for the second half 2002 :

For the second half, the Group is still anticipating a challenging and uncertain environment. However, provided that tire markets, raw material prices and exchange rate parities do not deteriorate further, and taking into consideration the internal improvements already achieved, Michelin raises its 2002 annual operating margin target from 6.7%- 7.4% to 7.0%- 7.4%.

As far as the Group's defined benefits plans are concerned, the fall in the financial markets that has been taking place for several months should have no impact on the 2002 earnings, provided there is no change in the applicable regulations. In the course of the second half, however, Michelin will assess the opportunity to make an additional cash contribution, depending upon the evolution of the markets and of local regulations. This cash payment could be in the order of 150 million euros. As a reminder, at June 30, 2002, the Group's cash position amounted to 1.6 billion euros.

* * *

Net sales for the third quarter 2002 will be announced on October 24, 2002, after the Paris market close.

Major events of the 1st half 2002

- **January 30, 2002 : the 35 hour working week agreement is confirmed by the Tribunal de Grande Instance of Clermont-Ferrand**

In its decision , the « Tribunal de grande instance » in Clermont-Ferrand confirmed the validity of the 35 hour working week agreement, which had been signed at Manufacture française des pneumatiques Michelin, the Group's main French operation. The CGT trade union' request, which had filed for the cancellation of this agreement, was dismissed.

This agreement, signed with the CFDT trade union, had been approved by close to 60% of personnel in a referendum which took place on March 29, 2001. 95% of the personnel took part in the vote. The agreement was enforced on May 1st 2001 and introduced a new working organization. This organization includes 10 to 15 extra holidays, depending upon individual situations, an average 4% pay increase for 2001, 1 000 new job hires to compensate for the worl time reduction. An Early Retirement Plan (« convention de cessation anticipée d'activité ») will lead to 4,900 employees retiring early by end of August 2006 and 2,000 new hires.

- **February 12, 2002 Michelin presents « The Tire », a unique series**

This series, developed in close collaboration with the experts working in the Technological Centre, puts into form Michelin's tyre expertise.

It is mainly aimed at OEMs, road professionals, academics and the press. These key players are the most likely to contribute to public awareness of the importance of tires for safety, for the conservation of the environment and for the economy. Each volume deals with one or two performances of a tire. Grip, mechanical and noise comfort are the respective themes developed in volumes 1 and 2 of this series.

This work will also further Michelin's ambition to become the reference with respect to technical communications in the field of tires.

- **March 28, 2002 : Michelin makes successful eurobond market debut with a dual tranche benchmark transaction**

Michelin Financière Luxembourg (MiFiLux), a Michelin's financing vehicle announced that it successfully completed the placing of the benchmark dual tranche Euro bond offering guaranteed by Compagnie Financière Michelin. The transaction comprises Euro 1,000 million fixed rate bonds maturing in 2009 and Euro 500 million fixed rate bonds maturing in 2012. The proceeds of the issue will be used to refinance bank debt and lengthen the maturity of the debt profile.

The issue has been rated BBB+ (stable outlook) by Standard & Poor's and Baa1 (stable outlook) by Moody's credit rating agencies. The bonds are listed on the Luxembourg stock exchange.

- **May 14, 2002 : More than 64 % of Michelin employees subscribed to the worldwide shareholding plan**

From April 11 to 30 inclusive, close to two out of three employees chose to become Michelin shareholders by subscribing to the shareholding plan. This plan was offered to close to 100 000 people in sixteen countries in Europe, North America, South America, Africa and Asia. In China, where a specific bonus plan was offered, 93 % of all employees participated.

In all, 64.2 % of Michelin employees responded positively to the offer. This substantial percentage places Michelin well ahead in terms of scores obtained by a company in the industrial sector for the launch of a first employee shareholding plan.

For this first tranche of the shareholding plan, more than 1,600,000 shares were requested, which represents 23 % more than the number of shares offered (1,300,000 shares were offered, that is to say 0.96 % of the capital). Thus, in average, each subscriber requested 27 shares, well above the 20 shares for

which a company participation could apply.

In 2003, a second subscription phase will be offered so that employees who were not involved in the first phase are able to take advantage of a shareholding plan.

- **May 21, 2002 : Michelin and Bandag settle lawsuit**

Michelin North America, Inc., Michelin Retread Technologies, Inc. and Bandag, Inc reached a settlement in their ongoing litigation. As a result of the agreement, all parties have renounced their claims. Michelin and Bandag have agreed to dismiss all financial claims against all parties. This agreement brings to an end the trial in the U.S. District Court in Des Moines, Iowa that began May 13, 2002.

- **May 29, 2002 : Group Michelin will not renew its original equipment tire shipment contract with General Motors in Europe**

Michelin has reached the conclusion that its strategy is no longer compatible with General Motors' purchasing policy. Consequently, Michelin will not renew its original equipment tire shipment contract with General Motors Europe which expires on July 31, 2002.

When establishing its 2002 objectives, Michelin had taken into account a possible non renewal of this contract. Therefore this decision will not impact the Group's 2002 forecasted results. The applicable industrial capacities will be progressively redeployed to serve other market needs.

- **June 11, 2002 : Challenge Bibendum, the international event for sustainable mobility**

The 4th edition of the Challenge Bibendum 2002 will take place this year from September 22 to 25 in Europe from Heidelberg (Germany) to Paris (France), via the Hockenheim circuit and the European Parliament in Strasbourg.

Every year, at the initiative of Michelin, the Challenge Bibendum presents the most environmentally-friendly innovations from the world's largest vehicle manufacturers, equipment manufacturers and energy suppliers through a series of tests : pollution analysis, noise, performance, safety and design. ADAC (the German automobile club), one of the largest consumer association worldwide, is this year Michelin's main partner.

True partner of mobility, through this challenge Michelin now offers all those involved in the automotive and transportation sectors an opportunity to develop and evaluate the performance of their safest and cleanest technologies to meet the challenge of sustainable mobility

- **July 2, 2002: the Riom court of appeal confirms the 35 hour week agreement**

In its decision the Riom Court of Appeal confirmed the validity of the 35 hour working week at Manufacture française des pneumatiques Michelin, the Group's main French operation. CGT was dismissed. On January 30, CGT, which had requested the cancellation of the agreement, had already been dismissed by the Clermont-Ferrand « Tribunal de Grande Instance ». It had appealed this decision.

For the past 3 years, Michelin has developped a contractual policy in order to help change social relations in the company. Since the agrrement on the 35 hour working week, 7 other agreements were signed between the management and several trade unions. This includes an agreement on a profit-sharing scheme as well as an agreement on early retirement. In the wake of such contractual discussions, discussions will be opened on the way union rights are exercized in the company. The initial meeting will take place on September 12, 2002.

* * *

Compagnie Financière Michelin

As of June 31, net sales of the Compagnie Financière Michelin (CFM) amounted to 11.7 billion Swiss Francs (or 8 billion euros), down 2.5% compared to the 1st half 2001. At constant exchange rates, the increase is 2.7%.

Operating income is 781 million Swiss Francs, up 18.2%. Operating margin becomes 6.7%, against 5.5% one year ago. Net income at June 30, 2002 is 269 million Swiss Francs, a strong increase compared the 34 million Swiss Francs of the 1st semester 2001. It is should be mentioned that the PSA shares sold in June 2001 were directly held by a subsidiary of the Compagnie Générale des Etablissements Michelin.

Taking into account the virtual identity between the scope of sales with the Compagnie Générale des Etablissements Michelin, the qualitative comments on the latter apply to the FM.

As a reminder, the CGEM owns 93.45% of Compagnie Financière Michelin which controls the totality of the subsidiaries of the Group outside of France, as well as 60% of the Manufacture Française des Pneumatiques Michelin. Compagnie Financière Michelin which is listed on the SWX Swiss Stock Exchange guaranteed the 1.5 billion euro bond offering that was launched at the end of March by its Luxembourg subsidiary, Michelin Finance Luxembourg S.A. (MIFILUX).

The full details of the income statement, the balance sheet and the statement of cash flows of the Compagnie Financière Michelin are available on demand by contacting the communication department of CFM (telephone: +41-26-467-44-44).

* * *

For more information, see the "investor relations" pages on www.michelin.com

* * *

A more detailed report on the first half accounts is available upon written request to the Investors Relations Department, or on internet at the following address www.michelin.com, or by phoning at this Toll Free Number 0 800 000 222.

The earnings presentation that will be made in Paris and in London will be available on Michelin's web site in French and in English from July 30, 2002 on for the French version and from July 31 (evening) for the English version. The institutional investors who have subscribed to the RAW Communications network, will have access via this service to the English presentation.

Contacts

Investor relations

Eric Le Corre : + (33) 1.45.66.10.04/ 4.73.32.77.92

Laurent Cavard : +(33)4.73.32.18.02/ 1.45.66.16.15

Press

Fabienne de Brébisson : + (33) 1.45.66.10.72

+ (33) 6.08.86.18.15

Individual shareholders relations

Jacques Thonier : + (33) 4.73.98.59.00

1. Change in net sales
(1st half 2002 compared to 1st half 2001)

Net sales	1st half 2002 (in million)	Δ 1st half 2002/2001 (in %)
Group	**7,821.0**	**+ 1.4%**
Passenger Car / Light Truck	3,995.2	+ 3.0%
Truck	1,934.3	+ 1.5%
Other activities	2,303.7	- 2.0%
Intra-segment eliminations	(412.2)	- 1.9%

Impact of the various effects on net sales

Variation of net sales compared to 2001	1st half 2002 / 1st half 2001	
	(In millions of Euros)	In % accrued
Total variation	**+ 110.9**	***+ 1.4%***
Of which parities	- 84.4	- 1.1%
Volumes	+ 112.8	*+ 1.5%*
Mix/price	+ 43.8	*+ 0.6%*
Scope	+ 38.7	*+ 0.5%*

Evolution of sales volumes
(in %, **1st half 2002 / 1st half 2001**)

	Total sales	Replacement	Original Equipment
Group (n tons[2])	***+ 2.0%***	***+ 2.6%***	***+ 0.9%***
Passenger Car / Light Truck (in unis[b])	**+ 0.4%**	+ 1.5%	- 1.7%
Truck (in units[b])	**+ 0.5%**	+ 2.0%	- 2.5%
Autres activités pneumatiques (en tonnes)	**- 1.8%**	- 1.0%	- 3.5%

Passenger car / Light Truck (in units)	**Total sales**	Replacement	**Replacement Market**	**OE**	**OE Market**
Total	***+ 0.4%***	**+ 1.5%**	***N/A***	**- 1.7%**	***N/A***
Europe3	- 1.6%	+ 4.6%	*+ 0.5%*	- 10.3%	*- 0.9%*
North America[4]	+ 2.1%	- 0.9%	*- 0.8%*	+10.5%	*+ 6.3%*
Other geographic areas5	+ 2.7%	- 0.1%	*N/A*	+ 9.6%	*N/A*

[2] Sales of tires. Are not included sales of distribution, maps and guides, and suspension systems.
[b] number of tires sold
3 Western and Eastern Europe (excl. Community of Independent Sates)
[4] USA, Canada and Mexico
5 Asia, South America, Africa and Middle East

Truck (in units)	Total sales	Replacement[6]	Replacement Market	Original Equipment	Original Equipment Market
Total	*+ 0.5%*	*+ 2.0%*	*N/A*	*- 2.5%*	*N/A*
Europe[c]	- 4.3%	- 1.5%	- 3.5%	- 7.7%[7]	- 7.1%[8]
North America[d]	+ 7.0%	+ 6.0%	+ 3.8%	+ 8.6%	- 0.9%
Other geographic areas[e]	+ 1.6%	+ 2.5%	N/A	- 4.5%	N/A

2. **Operating income by function**

(In millions of Euros)	1st Half 2002	%	1st half 2001	%
Net Sales	**7,821**	**100**	7,710	100
Cost of goods sold	5,539	70.8	4,701	61
Gross Margin	*2,282*	*29.2*	3,009	39
Selling, General and Administrative Expenses	1,712	21.9	2,518	32,7
Operating Income	*570*	*7.3*	491	6,4
Net Income	**254**	**3.3**	370	4,8

Statement of income 06/30/3002, 06/30//2001 AND 31/12/2001

In thousands of euros	1st Half 2002	1st Half 2001	2001
OPERATING REVENUE	**8,025,611**	**7,919,729**	**16,287,494**
Net sales	7,820,965	7,710,019	15,774,608
Reversal of allowances	11,592	10,265	21,216
Other operating revenues	193,054	199,445	491,670
OPERATING EXPENSES	**(7,456,027)**	**(7,428,851)**	**(15,247,323)**
Purchases adjusted for inventory change	2,598,841	2,589,825	5,585,622
Payroll costs	2,690,602	2,680,304	5,241,525
Other operating expenses	1,575,746	1,573,717	3,232,384
Taxes other than on income	116,776	114,677	232,054
Depreciation and amortization	456,533	461,065	937,961
Charges to allowances and provisions	17,529	9,263	17,777
OPERATING INCOME	**569,584**	**490,878**	**1,040,171**
NET INTEREST EXPENSE	(123,026)	(163,177)	(320,779)
OPERATING INCOME FROM ORDINARY ACTIVITIES	446,558	327,701	719,392
NET NON-RECURRING EXPENSE	(10,529)	281,649	(28,906)
INCOME TAXES	(161,130)	(217,126)	(329,712)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	274,899	392,224	360,774
INCOME (LOSSES) FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD	(5,492)	(4,810)	(12,834)
AMORTIZATION OF GOODWILL	(15,276)	(17,907)	(33,996)
NET INCOME BEFORE MINORITY INTERESTS	**254,131**	**369,507**	**313,944**
Net income	229,445	355,787	295,967
Minority interests	24,686	13,720	17,977
Basic earnings per share	1.70	2.64	2.20
Diluted earnings per share	1.70	2.64	2.20

Balance Sheet

	June 30, 2002	Dec 31, 2001	June 30, 2001		June 30, 2002	Dec 31, 2001	June 30, 2001
Issued, uncalled capital	0	0	0	**SHAREHOLDERS' EQUITY**			
				Common stock (1)	272,016	269,432	269,432
FIXED ASSETS				Paid-in capital in excess of par (1)	1,648,671	1,609,476	1,609,476
				Retained earnings (2)	2,021,251	2,117,475	2,267,570
Goodwill	290,163	319,408	282,196		3,941,938	3,996,383	4,146,478
Intangible assets	112,325	114,739	117,791				
Property, plant and equipment	5,928,066	6,409,851	6,205,314	MINORITY INTERESTS	303,428	329,540	320,075
Investments	422,920	415,561	489,274	SHAREHOLDERS' EQUITY INCLUDING MINORITY INTERESTS	4,245,366	4,325,923	4,466,553
Investments at equity	63,995	77,576	84,304				
	6,817,469	7,337,135	7,178,879	PROVISIONS FOR CONTINGENCIES AND CHARGES	3,705,545	3,958,649	3,913,622
CURRENT ASSETS				**LIABILITIES**			
Inventories	3,055,355	3,302,052	3,853,895	Subordinated debt	0	1,026,598	
Trade receivables	3,293,247	3,389,533	3,611,961	Long and short term debt	6,010,253	4,793,869	5,990,798
Other receivables, prepaid expenses and accrued income	2,419,114	2,414,141	2,617,349	Trade payables	1,302,960	1,451,246	1,450,639
Cash equivalents	253,791	176,389		Other payables, deferred income and accrued expenses	2,007,159	1,825,590	2,105,743
Cash	1,432,307	762,625			9,320,372	9,097,303	9,547,180
	10,453,814	10,044,740	10,748,476				
TOTAL ASSETS	17,271,283	17,381,875	17,927,355	**TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY**	17,271,283	17,381,875	17,927,355
				1) Parent company			
				2) Including net income for the year	229,445	295 967	355,787

Consolidated statement of cash flows, at June 30, 2002

Michelin Group – in thousands of euros	1ST HALF 2002	FULL YEAR 2001	1ST HALF 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
- Net income before minority interests	**254,131**	313,944	369,507
Adjustments to reconcile net income before minority interests to net cash provided by operating activities :			
- Depreciation	**483,889**	976,877	480,690
- Allowances, provisions and deferred taxes	**(89,243)**	326,398	60,510
- Net gains on disposal of assets	**(10,463)**	(290,702)	(285,691
- Other	**(1,983)**	(3,911)	(1,589)
Cash Flow	**636,331**	**1 322 606**	623,427
- Change in inventories	**59,261**	281,063	(158,818)
- Change in receivables	**(89,051)**	(3,795)	(121,881)
- Change in payables	**(45,204)**	(218,294)	(152,302)
- Other changes in working capital	**159,406**	(119,060)	25,628
Net change in working capital	**84,412**	**(60 086)**	(407,373)
Net cash provided by operating activities	**720,743**	**1 262 520**	**216,054**
CASH FLOWS FROM INVESTING ACTIVITIES			
- Additions to property, plant and equipment and intangible assets	**(371,469)**	(1,316,714)	(507,698)
- Additions to investments	**(115,546)**	(240,270)	(113,790)
Total	**(487,015)**	(1,556,984)	(621,488)
- Proceeds from disposals of property, plant and equipment and intangible assets	**22,040**	60,734	21,015
- Proceeds from disposals of investments	**102,636**	424,499	381,673
Total	**124,676**	485,233	402,688
Net investment for the period	**(362,339)**	(1 071 751)	(218,800)
Impact of changes in Group structure	**297**	(4 268)	(4,012)
Net change in working capital	**(58,654)**	121 931	39,816
Net cash (used) provided by investing activities	**(420,696)**	(954 088)	**(182,996)**
CASH FLOWS FROM FINANCING ACTIVITIES			
- Employee stockownership plan	**27,032**		
- Dividends paid to parent company shareholders	**(113,435)**	(104,662)	(104,662)
- Other dividends pais	**(47,809)**	(78,087)	(73,389)
Total	**(134,212)**	(182,749)	(178,051)
Change in long and short term debt	**612,079**	(162,619)	(131,702)
Net change in working capital	**(15,717)**	39,743	7,337
Net cash (used) provided by financing activities	**462,150**	(305,625)	**(302,416)**
Effect of exchange rate changes on cash and cash equivalents	**(15,113)**	5,730	4,152
Change in cash and cash equivalents	**747,084**	8,537	**(265,206)**
Cash and cash equivalents at beginning of period	**939,014**	930,477	**930,477**
Cash and cash equivalents at the period end	**1,686,098**	939,014	**665,271**
o/w - Cash	1,432,307	762,625	503,377
- Cash equivalents	253,791	176,389	161,894



Letter to stockholders

JULY 2002

Dear Sir or Madam, Dear Stockholder,



57 000! This is the number of new stockholders within the Michelin Group since July thanks to the Employee Shareholding Plan launched in 16 countries in the spring of 2002. The enthusiasm with which this plan was carried out is proof of the commitment of the Michelin teams to their Company and of their trust in its future. This is very encouraging to all of us. And such a sign of vitality ! The Shareholding Plan will be pursued in 2003, especially in those countries that were not involved in 2002, in the context of the increase in capital authorized during the General Meeting of Stockholders in May 2001.

The 2002 first half results have, once again, proven the dynamism of your Company. In a context of still difficult markets, characterized by an economic recovery in North America slower than expected, Michelin posts a good performance: an operating margin at 7.3%, the debt down by one billion euros, and a substantial decrease of inventories. Targeted growth, tight management, the continuation of a product innovation policy: this strategy has made it possible for us to resist. And it is this very resistance that has allowed the Michelin share to better withstand the turmoil caused in recent months by the downward trend on the Stock Markets.

Uncertainties remain concerning the evolution of world economies during the second half. However, we expect that the markets will stay globally consistent with those of the first half. Taking into account the internal progress achieved up until now, we are bringing our objective for the annual operating margin from 6.7-7.4% to 7.0-7.4%. Our good performance throughout difficult months makes us the more so confident in our ability to reach the ambitions that we have set for 2005.

The steadfastness shown by the Michelin Group in pursuing its worldwide strategy is without a doubt the best tribute we could ever pay to François Michelin, my father, at the time he retires as Managing Partner. My father has contributed fifty years of vision and passion to the Company and those years have forged a solid, innovative and widely respected Group. And this message, imbued with deep respect, was conveyed to François Michelin by the Michelin teams and numerous personalities who were gathered during the General Meeting of May 17.

Mr. Zingraff and myself know that we can count on highly competent and committed teams. Together we will continue to build a leader Group, a Group that puts its passion for quality, innovation, and mobility in all its forms at the service of its customers. A Group that truly believes in the development and fulfillment of its teams, that acts responsibly and endeavors to meet the expectations of its stockholders.

Thank you for your trust.

E. Michelin

Edouard Michelin

MICHELIN



Results for the first half of 2002

In the first half 2002, Michelin achieved a financial performance which is remarkable given the context of the markets, which were as depressed an in 2001. Sales are up 1.4% compared to the same period of the previous year, while sales volumes expressed in tons increase by 2%. In this context, a controlled monitoring of all of our business activities and the continuation of our internal improvements, together with the sharp drop in raw material purchasing costs in the second half 2001 enabled us to raise our operating margin by 16%.

At 7.3% of sales, it falls within the range of objectives that we had indicated in February. This remarkable difference between the increase in sales and the operating income can be credited to the profound internal transformation that the Group has been implementing and constantly improving over the past several years. They are reflected, in particular, in the steady progress made by the value of our products, which is the result of the priority given to the positioning on the high added value segments.

In Passenger Car / Light Truck, Replacement markets have been contrasted. If mature markets, in Europe and in North America, are stable at best, the South American market shows a marked decline. Those of Asia and of the Middle East are up strongly. On a slightly down Original Equipment market, in Europe, the decline of the Group's sales is the consequence of its policy aimed at refocusing on the most profitable segments. In North America, Michelin's Original Equipment sales have grown much faster than the market. The operating margin is up 1.2 point compared to the first half 2001.

In Truck, Replacement markets have shown no dynamism, either in Europe or in North America. In Original Equipment, the decline of the North American and European markets turned out to be less marked than the Group had anticipated. In this environment, thanks to its strong presence with the market's most dynamic manufacturers, Michelin increases its market shares in North America and in Europe. The implementation of a policy of inventories better aligned with demand and the increased production flexibility have made it possible for the operating margin to show more than 2 points of gain.

If most of the other industrial tire activities making up the segment have had better performances, distribution, in Europe, has been confronted with the deterioration of the Truck tire replacement markets.

Discipline and tight management of inventories made it possible to reduce them by more than 3 points, to 19.5% of sales. Free cash flow becomes a positive 300 million euros. Net debt fell down by one billion euros to 4.3 billion euros. Also, the 1.5 billion euro bond issue we launched in March 2002 enabled to strengthen the structure of our balance sheet.

At 254 million euros, net income shows a 279% increase compared to that of June 30, 2001, excluding the capital gain on the disposal of PSA shares.



For the second half 2002, we are still anticipating a challenging and uncertain environment. However, provided tire markets, raw material prices and exchange rate parities do not deteriorate further, and taking into consideration the internal improvements already achieved in the first half, we have decided to raise our annual operating margin target from 6.7%-7.4% to 7.0%-7.4%.

A more detailed report on the first half accounts is available upon written request to the Investors Relations Department, or on Internet at the following address www.michelin.com.

Simplified statement of income

En millions d'euros	June 30, 2002	Variation 2002 / 2001	June 30, 2001
Net sales	7,821	+1.4%	7,710
Operating income	569.6	+16%	490.9
Operating margin as a % of sales	7.3%		6.4%
Net income, excluding the capital gain on disposal of the PSA shares	254.1	+279%	67
Net income	254.1	-31.2%	370
Net income per share (in euros)	1.70		2.64

	Net sales			Operating income		Operating margin	
	1st semester 2002			1st semester 2002		1st half 2002	1st half 2001
	Millions of euros	As a % of total	Variation 2002/2001	Millions of euros	As a % of total		
Passenger car / Light truck	3,995	51.1%	+3.1%	357	62.6%	8.9%	7.7%
Truck	1,934	24.7%	+1.5%	215	37.7%	11.1 %	9.0%
Other activities	2,304	29.5%	-2.0%	-2		-0.1%	0.9%
Intra-segment eliminations	-412						
Group	**7,821**	**100**	**+1.4%**	**570**	**100**	**7.3%**	**6.4%**



René Fontès and the 180 employees from all over the world

Thank you from the bottom of our hearts!

François Michelin officially left his Group management position on Friday, 17 May at the Annual General Meeting which was held in Clermont-Ferrand. In front of shareholders and 180 employees from over twenty different countries, an exceptional tribute was paid to the man who made Michelin the world leader in the tire industry.

"We are here to celebrate what my father enthusiastically built up over the past fifty years", declared Edouard Michelin.

The celebration started with films, commendations from captains of industry or banks throughout the world, as well as eminent individuals in the political arena. They all described François Michelin as a man of vision and a humanitarian.

"The Michelin DNA"


"Become what you are."

It was then René Zingraff's turn to speak and comment on the "Captain's" deep convictions and originality, emphasizing his fertile imagination. Emotions ran even higher when Michelin employees from all over the world were called onto the stage: Lebanon, Senegal, Colombia, Singapore, China, Canada, Poland, United States, England, France,... The delegations, with their flags, arrived one after the other, illustrating the worldwide dimension of the Clermont company.

Surrounded by all these men and women, René Fontès, the Manager of the World Earthmover Product Line, representing the Group's 130,000 employees, spoke to François Michelin. "You have given us all a passion for tires and you are leaving us with a Company held in high esteem the whole world over. Thank you from the bottom of my heart".

Listening to these tributes, François Michelin appeared very moved, "Nothing can be done without People. Our roots have spread from Auvergne throughout the whole world. This is the "Michelin DNA". I believe that the future of the Company lies in these two elements: customer service, but most importantly, mutual services between colleagues and superiors. You taught me a lot over these 50 years. That is perhaps the reason why there is a special bond in this Company between Managers and all of you.



Edouard Michelin concluded by thanking his father for leaving him with such a "profoundly human company". "It is your Company; it is still your home. Thank you, Captain".

FRANÇOIS MICHELIN

- **1926**: Grandson of Edouard Michelin and son of Etienne Michelin, François Michelin was born in Clermont-Ferrand.
- **1939**: He spent a year with the children of employees in Michelin Schools learning bench fitting and woodwork with wood.
- **1951**: After a degree in mathematics, he started work at the Carmes plant where he attended the engineers' integration training course. For two years he did shift work in the Carmes Truck tire workshop, and produced Passenger Car tires in Cataroux where the first radial tires were manufactured. He then trained with Sales representatives and visited garages throughout France. After several months in the Turin plant, he became the manager of a steel cord radial Truck tire workshop at the Carmes plant. After that, he then spent a year in the Research Department.
- **28 may 1955**: He became a Managing Partner of the Manufacture Française des Pneumatiques Michelin and Compagnie Générale des Etablissements Michelin with his uncle, Robert Puiseux, and Emile Durin.
- **October 1959**: He became sole Manager.
- **1966**: He asked François Rollier to join him as Managing Partner.
- **1986**: René Zingraff joined them as Managing Partner.
- **1991**: Prior to the departure of F. Rollier, the Managing Partners invited Edouard Michelin, François Michelin's youngest son, to join the Management team. Edouard Michelin became Head of the Michelin Group in 1999.



Over 62% of Michelin employees have subscribed to the worldwide shareholder plan

From 11 April to 30 April last, almost two employees in three chose to become Michelin stockholders by subscribing to the shareholder plan proposed to approximately 100,000 people in sixteen countries in Europe, North and South America, Africa and Asia. In China, where a specific bonus plan was proposed to take local regulations into consideration, 93% of the staff took part.

A total of 62.2% of Michelin employees accepted the proposal. The extent of their participation has put Michelin at the top of the table for the subscription rate obtained by a company in the industrial sector for the launch of a first employee shareholder plan. For this first stage of the shareholder plan, over 1,600,000 shares were requested, i.e. 23% more than the number offered (1,300,000 shares, making 0.96% of the capital). Thus, the average request was 27 shares, which is significantly more than the 20 shares to which the Group contributed.

Edouard Michelin was delighted with the success of the plan. "We are extremely satisfied with this success and we are delighted with the reaction of the employees to the proposal made. The close to 60,000 new employee stockholders worldwide is a strong sign of cohesion and commitment on the part of Michelin staff."

"The response of our personnel shows how the men and women working at Michelin are attached to their Company," added François Michelin. "It also shows the maturity of our staff who have developed an awareness of the complementarity of the various players in the Company - the customers, the employees and the stockholders."

Singapore	86%
Spain	74%
Switzerland	72%
United States	71%
Colombia	69%
Brazil	67%
France	65%
Canada	62%
Japan	56%
Italy	52%
Thailand	52%
Germany	50%
Nigeria	48%
United Kingdom	47%
Hungary	27%


Shareholder

A special tracker plan, indexed on the share's stock exchange performance, was set up in China in order to take local legislation into account: 93% of employees subscribed.

As announced on April 9th, a second subscription will be offered in 2003 so that certain employees not eligible for the first stage will be able to benefit from a stockholder offer and a further offer made to the employees who took part in the first stage.

A Stockholders' Consultative Committee

Edouard Michelin has announced that a Michelin Stockholders' Consultative Committee will be established.
It should be set up before the end of 2002.
The Department in charge of relations with private shareholders is already working on a definition of the criteria for the selection of participants.
A number of spontaneous applications have already been received but, to ensure that a fair, objective method is used, selection will be entrusted to an external consultant.
A charter defining the role and operating conditions for the Committee is currently being prepared.


MICHELIN
Pas-de
Somme
Ardeche
Haute-
Pyrenees
Nord
Bas-Rhin
Haut-Rhin
Indre

Michelin launches a large-scale French road map ("Local").

Michelin brings out the world's largest tire

Michelin has just brought out the world's largest tire, the 59/80R63 XDR, which measures 4.03 m in diameter and weighs 5,300 kg. This giant is the outcome of a partnership between Michelin, the leader on the Extra-large tire market and Caterpillar, the leading manufacturer of earthmover equipment worldwide.



The new addition, based on the "80 series" technology invented by Michelin, is a low-aspect ratio tire: it is revolutionary because of its unequalled carrying capacity of 104 tonnes. Thanks to this tire, Michelin has transformed the earthmover market which has enabled Caterpillar to create the world's largest truck, the CAT 797B, with a load carrying capacity of up to 400 tonnes, a feat hitherto inconceivable.
Open-cast mining firms win out in this race for giant machinery: thanks to Caterpillar and Michelin, they can carry more ore in record times. Since tires represent around 20% of the operational costs in an open-cast mine, it is easy to understand why a tire with an exceptionally long life span (thanks to the XDR tread pattern) and increased load capacity is of particular benefit to these mining companies.
With the 59/80 R 63 XDR, Michelin has consolidated its position as leader on the Extra-large tire market.

Confirmation of the targeted growth strategy

Michelin has come to the conclusion that its strategy is no longer compatible with General Motors' purchasing policy. As a result, Michelin has not renewed the contract for the delivery of original equipment tires to General Motors Europe, which expires on 31 July 2002.
Michelin had envisaged the non-renewal of this [illegible] when preparing its 2002 objectives, so that this decision [illegible] therefore affect [illegible] financial year.
The available industrial capacity will gradually be deployed to cover other markets.

Michelin is well represented on the world original equipment market and works actively with all automotive manufacturers.

Michelin beats the world plowing record

Last spring, Michelin took up a new challenge: to plow a maximum number of hectares in 24 hours. In association with Massey Ferguson and Grégoire&Besson, 251 hectares were plowed, the equivalent of 4,900 kilometers of furrows, at an average rate of 10 hectares per hour!
Michelin achieved this feat with two new ranges of tires which have been on sale for a year now: the MACHXBIB and the CARGOXBIB. The build and tread pattern of the former are particularly efficient at ensuring an extended contact patch and the casing flexibility and low surface pressure of the latter ensure a regular rut depth and low rolling resistance.
This record confirms Michelin's technological edge in the agricultural sector.



English and German consumer award for Michelin

In 2001, for the fourth year in succession, Michelin gained the top award in the J.D. Power and Associates survey of original equipment tires in the United Kingdom. Michelin was awarded first place among the ten major brands of tires for the highest mileage and the lowest incident rate.

In Germany, this survey was conducted in 2001 for the first time. Michelin came first out of the market's seven major brands for global consumer satisfaction, the specific performance of its tires in terms of mileage, the lowest incident rate and design. It shared first place for road-holding.

In the United States, Michelin is regularly awarded prizes by J.D. Power for the quality of its products.



3494 km with one liter of gasoline - that's the new record to beat at the "Shell Eco Marathon".

The environment wins out

On 16 April, Ferdinand Piëch, CEO of the Volkswagen Group, made a sensational arrival at his last Annual General Meeting by arriving at the wheel of the CCO, a prototype vehicle with gasoline consumption of 1 litre/100 km. This vehicle was equipped by Michelin with prototype low-rolling resistance tires and concept wheels made of composite materials.

A long-time partner of vehicle manufacturers in their search to improve environmental performance,



Michelin has shown that, following on from the progress achieved by its Energy range, PAX System or the X One, it is still possible to reduce the weight and rolling resistance of its products.

In fact, this is what students from engineering schools and universities were able to test at the first Shell Eco Marathon trials where the challenge was to cover the maximum number of kilometers with 1 liter of gasoline.

Finally, Michelin's desire to put environment concerns at the core of its corporate strategy, will be demonstrated once again at the next Challenge Bibendum.

Taking place between 22 and 25 September next, this race run by "clean" cars between Hockenheim in Germany and Paris, will allow vehicle and equipment manufacturers, and energy suppliers to compare notes and assess the progress achieved in relation to the environment. An information session will be arranged on this occasion at the European Parliament in Strasbourg.

Settlement with Bandag

On 21 May, Michelin and Bandag indicated they had settled their differences regarding the Truck retread sector in North America. This settlement, whereby the parties dropped all their claims, has ended proceedings for unfair competition. The parties notably undertook to withdraw the agreements not to compete, which had been provided for in the event of the termination of franchise contracts, and which bound them to truck tire distributors.

Retreading is a key element in the economic performance of a Truck tire. In terms of volume, this market is as large as the Truck tire replacement market in North America and represents over 15 million tires a year. It is therefore essential for Michelin to offer this service to its customers, via franchise contracts with specialist distributors for the Michelin Retread Technologies cold retreading process.

Absent from this market only 3 years ago, the Group now has a market share in excess of 10%.

Analysts invited to Birmingham

On 5 and 6 June last, Michelin invited around thirty financial analysts and investors to a seminar for the fourth year in succession. The seminar took place in Birmingham, England, at the ATS Euromaster call center. This gave the opportunity to the operations staff from the Truck tire product line and ATS Euromaster to present their guests with the service packaged developed for Truck fleets.

Michelin and Audi make history

Michelin and Audi have made history - the Biela-Kristensen-Pirro team has won the Le Mans 24-hour race for the third year in succession. Together they totally dominated the 70th edition of the world's most renowned endurance race, taking three podium places with the Audi R8.

Michelin, with its tires fitted to nine out of the first ten cars on the finishing line, also celebrated its fifth win in succession at Le Mans.



Michelin is also dominating the Motorbike GP scene: up to now it has won 9 Grands Prix out of 9, with its riders gaining 9 first places in the World Championship.

In Formula 1, although it is difficult to counteract the extraordinary domination of Ferrari, those cars fitted with Michelin tires nevertheless won 19 podium places in 12 Grands Prix (11 times more than during the 2001 season).

In the first 8 WRC World Championship rallies, Marcus Grönholm and Gilles Panizzi each had 2 victories at the wheel of their Peugeot 206 WRCs.

Listed on the Paris "Premier Marché"
Euronext deferred payment service
Euroclear code: 12126
ISIN Code: FR 0000 121261
Indices: CAC 40 - Eurostoxx 100
Par value: 2 euros
Number of shares: 136,008,016
Market capitalisation
on 28.06.2002: 5.58 bn of euros



120
100
80
60
01/01
11/01
06/02

Comparative performance
Michelin — CAC 40
World automobile index — World tire index

The Michelin share on the stock market

Despite signs of an economic recovery in North America, the financial markets continued to be affected by significant turbulence in the first half of the year. The stock market crisis that started long before the 11 September 2001 tragedy was accentuated by a succession of bad news:

- a spate of discoveries that the accounts of major groups such as Enron and then WorldCom had been doctored;
- persistent rumors of the possibility of terrorist attacks in the West;
- and, above all, the "crash" in the prices of many technology stocks which, until late in 2000 was the main factor driving the soaring stock market indices, including the CAC 40: France Telecom, Alcatel, Vivendi Universal and Cap Gemini, to quote only the French companies.

Faced with the high expectations generated by "virtual" economy, many market players are re-examining the financial accounts and fundamental elements of more conventional industrial compagnies or services. It was against this backdrop of renewed awareness that the **Michelin stock price continued to consolidate its value** to reverse trends by widening the gap with the CAC 40 (+40.66% from 01/01/2001 to 28/06/2002; +39.35% since 11 September 2001 ; 26.45% from 01/01/2002 to 28/06/2002).

Positive analyses on the prospects offered by Michelin all have the following common denominator: the readability of the Company's strategy, its progress on the most profitable market segments, and the least exposed to price wars, ongoing development of innovative products and processes, a better control of cost and stock-level, investment selectivity and a well-adjusted balance sheet.

Despite these encouraging results, your Company must continue to be aggressive and not lower its guard, since competition is acute and the conditions for growth recovery in Europe have been weakened by the recent increase in the value of the Euro against the Dollar.

Key Dates in the Future

- ***Paris Auto Show:*** from 28 September to 13 October
- ***Stockholders' Meeting in Paris:*** October 8, at the Equinoxe conference hall
- ***Publication of the 3rd quarter sales figures:*** October 24, after Stock Exchange close
- ***Participation at the ACTIONARIA Trade Fair:*** November 22 and 23, at the Paris Palais des Congrès
- ***Stockholders' Meeting in Nice:*** November 29, at the Acropolis conference hall

SIMAN - 7780

Stockholder Relations
Jacques-Henri Thonier
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
Toll-free calls in France
0 800 000 222

Financial Communication
Eric Le Corre
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04
Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19
e-mail: investor-relations@fr.michelin.com

Internet Address
www.michelin.com

JULY 2002

MICHELIN

Michelin - Corporate Communications